Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

January 30, 2004

[redacted]

04012970

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

SUPPL

FEB 0 2 2004

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. January 23, 2003 Press Release regarding the fourth quarter financial results;
2. Interim MD&A;
3. Interim Financial Statements;
4. Exhibit to Consolidated Financial Statements for the three and twelve months ended December 31, 2003;
5. Fourth quarter selected financial information for the periods ending December 31, 2003
6. Notice of Record Date for Annual and Special Meeting dated January 27, 2004; and
7. Form 45-102F2 dated January 29, 2004.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

dlw 2/20

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encls.

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

Canadian Oil Sands

fourth quarter report

Canadian Oil Sands Trust announces fourth quarter and year-end 2003 financial results

Calgary, Alberta (Jan. 22, 2004) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") (TSX - COS.UN) today announced its financial results and a distribution of $0.50 per Trust unit for the quarter ended December 31, 2003. The fourth quarter distribution will be paid on February 27, 2004 to unitholders of record on February 2, 2004. Distributions for 2003 totalled $2.00 per Trust unit, which together with unit price appreciation over the year resulted in a total return to unitholders of about 27 per cent. The annual 2003 distribution reflects the Trust's objective of maintaining a stable distribution level while directing a significant portion of the cash flow to fund the Stage 3 expansion.

"We exited 2003 with record-tying Syncrude Sweet Blend shipments of 8.2 million barrels for the month of December. Following the extensive maintenance work conducted this past year, including completion of our last coker turnaround in November, we are looking forward to solid operating performance in 2004," said Marcel Coutu, President and Chief Executive Officer. "Full upgrading capacity is available through two relatively fresh cokers, and bitumen supply is enhanced as a result of the recently completed second production train at the Aurora mine. As well, year-to-date performance supports the strong potential of this year."

2003 year-over-year results

- Sales volumes increased 34 per cent to total 24.4 million barrels, or an average 66,793 barrels per day, reflecting Canadian Oil Sands' higher ownership interest offset by lower Syncrude volumes due to an unplanned coker turnaround and other extended maintenance work. Inventory increased by approximately 400,000 barrels for production that had not been delivered at December 31 but for which a purchase agreement existed; this accounts for the difference from the 24.8 million barrels of production posted on the Trust's Web site.
- Lower Syncrude volumes combined with additional coker turnaround costs resulted in a 24 per cent increase in operating costs per barrel to average $21.12 for the year.
- Funds from operations per Trust unit declined 40 per cent to $3.43, or a total $273 million, reflecting an increase in the number of units outstanding, higher operating costs and lower realized selling prices.
- Netback per barrel declined 28 per cent to $15.05, reflecting a lower realized selling price after hedging, and higher operating expenses.

- The Trust's realized selling price declined three per cent to $38.23 per barrel, including crude oil hedging losses of $4.10 per barrel. While the average WTI price was 19 per cent higher in 2003, a stronger Canadian dollar reduced the equivalent price received.
- Capital spending rose 95 per cent to $786 million with approximately 88 per cent directed to the Stage 3 expansion.
- Year-end net debt to book capitalization was 40 per cent compared to 29 per cent at December 31, 2002, reflecting the additional debt incurred for Stage 3 capital expenditures.

2003 fourth quarter results

- Fourth quarter 2003 sales volumes averaged 68,990 barrels per day compared to 54,135 barrels per day recorded in 2002. The 27 per cent increase reflects a 63 per cent increase in the Trust's Syncrude working interest, offset mainly by an 18 per cent reduction in total Syncrude shipments quarter-over-quarter as a result of the unscheduled turnaround of Coker 8-1.
- Operating costs increased 56 per cent to average $22.93 per barrel compared to $14.73 per barrel in the 2002 fourth quarter. The increase is attributable to additional costs for the unscheduled coker turnaround, lower production volumes and significantly higher energy costs.
- Funds from operations were $45 million, or $0.51 per Trust unit, compared to $112 million, or $1.94 per Trust unit, recorded during the fourth quarter of 2002. The Trust estimates that the unscheduled coker turnaround reduced funds from operations by approximately $60 million, which includes the cost to perform the maintenance work and lost revenue over the 37-day turnaround period.
- Net income of $56 million, or $0.65 per Trust unit, in the fourth quarter of 2003 compared to $95 million, or $1.64 per Trust unit, from the same period of 2002.

CANADIAN OIL SANDS TRUST
Highlights

(thousands of Canadian dollars, except Trust unit and volume amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Net Income	$ 56,229	$ 94,561	$ 307,922	$ 269,928
Per Trust unit- Basic and Diluted	$ 0.65	$ 1.64	$ 3.87	$ 4.72
Funds From Operations	$ 44,699	$ 111,923	$ 272,851	$ 326,444
Per Trust unit	$ 0.51	$ 1.94	$ 3.43	$ 5.71
Distributable Income	$ 43,598	$ 28,843	$ 169,885	$ 114,655
Per Trust unit	$ 0.50	$ 0.50	$ 2.00	$ 2.00
Syncrude Sweet Blend Sales Volumes				
Total (MMbbls)	6.3	5.0	24.4	18.2
Daily average (bbls)	68,990	54,135	66,793	49,806
Per Trust unit (bbls/Trust unit)	0.1	0.1	0.3	0.3
Operating Costs per barrel	$ 22.93	$ 14.73	$ 21.12	$ 16.99
Average Selling Price per barrel				
Syncrude Sweet Blend Revenues	$ 40.59	$ 43.22	$ 43.65	$ 40.91
Transportation and marketing expenses	(1.86)	(0.27)	(1.47)	(0.37)
Net revenues before hedging	$ 38.73	$ 42.95	$ 42.18	$ 40.54
Oil price hedging	(4.13)	(1.49)	(4.10)	(0.59)
Currency hedging	0.44	(0.54)	0.15	(0.60)
	$ 35.04	$ 40.92	$ 38.23	$ 39.35
West Texas Intermediate ($US per barrel)	$ 31.18	$ 28.23	$ 31.04	$ 26.15

Syncrude operations

Figures provided below are the gross Syncrude numbers and are not net to the Trust.

Syncrude Sweet Blend shipments during 2003 totalled 77.3 million barrels, or approximately 211,817 barrels per day, compared to 83.8 million barrels, or approximately 229,589 barrels per day in 2002. The decline in 2003 was due to an unscheduled coker turnaround, which reduced volumes by approximately 4.1 million barrels, plus extended scheduled and unscheduled maintenance work conducted in the first quarter of the year, primarily on the first Aurora mining train.

Fourth quarter 2003 SSB shipments were significantly impacted by the unscheduled turnaround of Coker 8-1, resulting in a total of 18.8 million barrels, or approximately 204,348 barrels per day, for the quarter compared to 22.9 million barrels, or about 248,913 barrels per day, for the same period of 2002. Following completion of the coker turnaround in November, a record-tying 8.2 million barrels, or an average 264,000 barrels per day, was shipped for the month of December 2003.

Syncrude recorded world class safety performance in 2003 with a combined lost-time injury rate for employees and contractors of 0.11 compared to a provincial frequency rate of 3.00. Syncrude's performance is particularly commendable given the significant rise in workers on site for the construction of the Stage 3 upgrader expansion.

Stage 3 progress continues

Syncrude continues to make progress on its Stage 3 expansion project. Commissioning of the second Aurora mining train was completed in the fourth quarter and has begun producing at intervals to enable Syncrude to line out the operation of the dual mining trains at the Aurora mine.

The additional production from Aurora is designed to supply bitumen for the expansion of the upgrading component of Stage 3 ("UE-1"). Construction on UE-1 was about 35 per cent complete at the end of December 2003, which is approximately two months behind schedule.

As at December 31, 2003 the Syncrude Joint Venture had expended approximately $4.2 billion of the total $5.7 billion estimated project cost for the Stage 3 expansion. Net to Canadian Oil Sands, the total cost is equivalent to approximately $2 billion with $1.5 billion expended to the end of 2003. More information on the schedule and costs to complete Stage 3 is expected in the first half of 2004, and will be communicated to the market when it is available.

Canadian Oil Sands' 2004 outlook

Canadian Oil Sands is assuming annual production of 30.5 million barrels net to the Trust in 2004, which together with the Trust's average oil price forecast of US$27 per barrel WTI, an average currency exchange rate of US$0.76/Cdn for 2004, and the Trust's current hedge positions, results in projected net revenues of approximately $1 billion for the year. The Trust is projecting operating expenses at approximately $551 million, or $18.07 per barrel, for 2004, assuming a natural gas cost of $5.90 per gigajoule. Non-production development costs are projected at approximately $50 million.

More information on the Trust's outlook is provided in the Management's Discussion and Analysis section of the fourth quarter 2003 report and the 2004 guidance document, which is available on the Trust's Web site at www.cos-trust.com.

Medium Term Notes issued

The Trust's wholly-owned subsidiary, Canadian Oil Sands Limited, completed two issuances of three-year notes totalling $195 million under its $750 million Canadian medium term note program. The transactions closed on January 15, 2004. Proceeds from the issues will be used to repay borrowings under the bank credit facilities and to fund Syncrude Stage 3 project expenditures.

The first issue was for $20 million principal amount of floating rate unsecured notes maturing January 15, 2007 and bearing interest at three month Canadian dollar bankers' acceptances plus 60 basis points. The second issue was for $175 million principal amount of 3.95% notes due on January 15, 2007 priced at 99.916 to yield 3.98%. Interest rate swap transactions were subsequently executed to effectively convert the interest rate on this issue to floating three month bankers' acceptances plus a credit spread. Both issuances are guaranteed by the Trust, and are rated BBB+ by Standard & Poor's Corporation and Baa2 by Moody's Investors Service, Inc. with negative outlooks on both ratings.

Distribution reinvestment plan

The Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") allows unitholders to reinvest their distributions to receive new units at 95 per cent of the weighted average market price, or for Canadian resident unitholders only, the alternative of receiving, in cash, up to 102 per cent of the declared distribution. Many of the banks recently have made the premium cash option the default for their client accounts, resulting in DRIP participation increasing to approximately 40 per cent for the third quarter 2003 distribution.

The DRIP is an important component of the Trust's financing plan for the Stage 3 Syncrude expansion because it enables the Trust to raise new equity at minimal cost and dilution to its unitholders, and it supports the Trust's ability to maintain distribution levels during the expansion period. Since the DRIP was introduced in January 2002, it has raised a total of about $81 million of new equity.

Eligible unitholders who wish to participate in the Trust's DRIP must file their election form, in the case of registered unitholders, with Computershare Trust Company of Canada at the number or address noted on the enrolment forms **before the February 2, 2004 record date**. Unitholders who hold their units in the name of a broker should contact their broker to ensure that the proper election forms are completed and sent in before February 2, 2004. Information on the plan and enrolment forms are available on the Trust's Web site or by calling investor relations.

Tax status of 2003 distributions

The Trust estimates that 80 to 90 per cent of the distributions paid in 2003 will be taxable as other income, with the remainder classified as tax-deferred return of capital. The actual income tax status of the distributions will be determined and reported to unitholders prior to the end of the first quarter of 2004.

Unitholders should note that the distribution payable on February 27, 2004 relates to the period ended December 31, 2003 and is consequently taxable in the 2003 year. As such, unitholders qualifying for the February 27, 2004 distribution will receive a separate supplemental tax slip for this distribution.

The income tax liability of each unitholder will depend on the unitholder's specific circumstances, and accordingly, each unitholder should obtain independent advice regarding their specific income tax consequences.

Update on non-Canadian resident ownership of Canadian Oil Sands Trust units

Canadian Oil Sands estimates that approximately 62 per cent of its units are held by Canadian residents with the remaining 38 per cent held by non-Canadian residents. Canadian Oil Sands' Trust indenture, under which the Trust was created, provides that no more than 49 per cent of the units of Canadian Oil Sands Trust can be held by non-Canadian residents.

The Trust uses declarations from unitholders and geographical searches to estimate the level of Canadian and non-Canadian resident unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time they are provided, the inability of public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the above information is subject to the accuracy provided by third party data and by system limitations in identifying residency issues. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time.

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's future production, operations and costs, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. Readers are directed to the advisory statement contained in the management's discussion and analysis attached hereto as well as to the risk factors and advisory contained in the 2002 annual report of the Trust. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for years ended December 31, 2003 and December 31, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the anticipated completion and cost of the UE-1 construction, the expected production level at Syncrude for 2004, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the anticipated levels of foreign ownership and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the uncertainty of labour supply and cost, normal risks associated with litigation, general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF RESULTS

As a result of having acquired an additional 10 per cent working interest in the Syncrude Joint Venture in February 2003 and a 3.75 per cent working interest in July 2003, Canadian Oil Sands' 2003 fourth quarter results reflect a 35.49 per cent working interest ownership in Syncrude, compared with a 21.74 per cent working interest in 2002.

Canadian Oil Sands' fourth quarter 2003 results were negatively impacted compared to the same quarter in 2002 primarily as a result of the unplanned turnaround of Coker 8-1, which curtailed production and sales and increased per unit costs in 2003. The Trust reported earnings of $56 million, or $0.65 per Trust unit, and funds from operations of $45 million, or $0.51 per Trust unit, in the fourth quarter of 2003. For the same period in 2002, net income was $95 million, or $1.64 per Trust unit, and funds from operations was $112 million, or $1.94 per Trust unit.

Excluding the impacts of foreign exchange gains and future income taxes, as shown in the earnings table on the following page, the current period's results were substantially lower compared to the same quarter in 2002, despite higher volumes due to a larger working interest. Net income before foreign exchange

and future income tax was $3 million in 2003, compared to $92 million in the same period in 2002. The decline reflects lower Syncrude production volumes, lower realized Canadian dollar selling prices, and higher operating costs, as explained further in this MD&A. In addition, approximately 400,000 barrels of production, although contracted for sale, were not recognized as sold in December of 2003 as the barrels had not reached the customer delivery point.

The following table presents net income before foreign exchange gains and future income taxes as it is management's opinion that net income before these two items more accurately reflects the Trust's operating performance.

(in millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Net income per GAAP	$ 56.2	$ 94.6	$ 307.9	$ 269.9
Deduct:				
Foreign exchange gain on long-term debt	(40.2)	(2.4)	(147.2)	(4.1)
Future income tax recovery	(13.0)	-	(2.2)	-
Net income before foreign exchange and future income taxes	$ 3.0	$ 92.2	$ 158.5	$ 265.8

* *The earnings reflected in the above table are a non-GAAP measurement, and therefore are unlikely to be comparable to similar measures presented by other companies or trusts.*

Net Revenues

($ millions)	Three Months Ended December 31			Twelve Months Ended December 31		
	2003	2002	Variance	2003	2002	Variance
Production revenue	$ 257.6	$ 215.2	$ 42.4	$ 1,064.2	$ 743.7	$ 320.5
Transportation and marketing fees	(11.8)	(1.3)	(10.5)	(35.8)	(6.8)	(29.0)
	245.8	213.9	31.9	1,028.4	736.9	291.5
Crude oil hedging losses	(26.2)	(7.4)	(18.8)	(99.9)	(10.7)	(89.2)
Currency hedging gains	2.8	(2.7)	5.5	3.6	(10.9)	14.5
Total hedging losses	(23.4)	(10.1)	(13.3)	(96.3)	(21.6)	(74.7)
Net revenues	$ 222.4	$ 203.8	$ 18.6	$ 932.1	$ 715.3	$ 216.8
Sales volumes (MMbbls)	6.4	5.0	1.4	24.4	18.2	6.2
($ per barrel)						
Production revenue	$ 40.59	$ 43.22	$ (2.63)	$ 43.65	$ 40.91	$ 2.74
Transportation and marketing fees	(1.86)	(0.27)	(1.59)	(1.47)	(0.37)	(1.10)
Realized selling price before hedging losses	38.73	42.95	(4.22)	42.18	40.54	1.64
Crude oil hedging losses	(4.13)	(1.49)	(2.64)	(4.10)	(0.59)	(3.51)
Currency hedging gains	0.44	(0.54)	0.98	0.15	(0.60)	0.75
Total hedging losses	(3.69)	(2.03)	(1.66)	(3.95)	(1.19)	(2.76)
Total realized selling price	$ 35.04	$ 40.92	$ (5.88)	$ 38.23	$ 39.35	$ (1.12)

The Trust has expanded its disclosure of production revenues and is now providing additional information on transportation and marketing fees with these costs showing as a separate expense item on the Consolidated Statement of Income and Unitholders' Equity. In doing so, the Trust has chosen to adopt new accounting rules established by the Canadian Institute of Chartered Accountants ("CICA") in advance of their 2004 effective date. The new rules no longer permit transportation costs to be netted from revenues, which was a common energy industry practice.

Production revenue reflects sales volumes and prices at the point of delivery. Production revenue after deducting transportation and marketing fees reflects the realized selling price at the Syncrude plant gate. Net revenues include the impact of crude oil and currency hedging gains and losses. Historically, the vast majority of the Trust's production was sold at Edmonton, Alberta. With additional synthetic crude oil production coming on stream during 2003, more of the Trust's sales volumes have been sold into the U.S. In the fourth quarter of 2003, approximately 52 per cent of sales volumes were sold into the U.S.

Net revenues in the fourth quarter of 2003 increased by $19 million compared to the same quarter in 2002. Higher revenues attributable to the additional 13.75 per cent working interest of approximately $97 million, were offset by lower Syncrude production, lower realized Canadian dollar prices and crude oil hedging losses.

Although production revenue increased by approximately $42 million in the fourth quarter of 2003 compared to the same quarter in 2002, on a per barrel basis realized selling prices were lower in 2003. Before hedging, the Trust realized $38.73 per barrel, a price approximately 10 per cent lower than in the same quarter in 2002. The U.S. dollar West Texas Intermediate ("WTI") price, which Syncrude Sweet Blend ("SSB") ™ follows closely, increased from US$28.23 per barrel in the fourth quarter of 2002 to US$31.18 per barrel in the fourth quarter of 2003. However, this increase was more than offset by a stronger Canadian dollar exchange rate relative to the U.S. dollar, which resulted in a lower realized Canadian dollar price. In addition, as noted above, more of the Trust's sales volumes have been sold in the U.S, resulting in higher transportation costs in 2003 compared to 2002, on a quarterly and year-to-date basis.

Fourth quarter 2003 sales volumes of 68,990 barrels per day were 27 per cent higher than the same quarter in 2002. Under normal operating conditions and with the higher working interest in 2003, the Trust's total sales volumes were expected to increase by approximately 63 per cent, but Syncrude production, and correspondingly the Trust's sales volumes, was significantly reduced mainly by the unplanned Coker 8-1 turnaround in October and November of 2003. In the fourth quarter of 2003 Syncrude production amounted to 18.8 million barrels compared to record production of 22.9 million barrels in the same quarter of 2002.

Strong WTI oil prices in the fourth quarter of 2003, combined with a larger hedge position than in the fourth quarter of 2002, resulted in crude oil hedging losses of $26 million, or $4.13 per barrel, compared with $7 million, or $1.49 per barrel, in the fourth quarter of 2002. The Trust hedged an average of 48,000 barrels per day at an average price of US$26.58 per barrel in the fourth quarter of 2003, compared with 16,000 barrels a day at an average price of US$24.95 hedged for the same quarter in 2002. WTI oil prices averaged US$31.18 per barrel and US$28.23 per barrel in the fourth quarter of 2003 and 2002, respectively.

Foreign exchange rates averaged $0.76 US/Cdn in the fourth quarter of 2003, compared to $0.64 US/Cdn in the same quarter of 2002, which resulted in currency hedging gains of $3 million, or $0.44 per barrel, compared to $3 million in losses, or $0.54 per barrel, in the comparable quarter in 2002.

For the twelve months ended December 31, 2003 net revenues increased approximately $217 million compared to the same period in 2002, primarily as a result of higher production revenue, partially offset by higher crude oil hedging losses.

Production revenue was higher in 2003 than 2002 as a result of having acquired the additional 10 per cent working interest from EnCana on February 28, 2003 and another 3.75 per cent working interest from EnCana on July 10, 2003. During 2003, Canadian Oil Sands owned an effective Syncrude working interest of approximately 32 per cent, which represents an increase in ownership of approximately 47 per cent compared to the prior year. While the Trust's ownership interest increased 47 per cent, sales volumes increased only 34 per cent, reflecting the impact of the unplanned Coker 8-1 turnaround in October and November, the extended Coker 8-2 turnaround in May, and the first quarter's unscheduled and extended scheduled maintenance work.

Realized selling prices before hedging for the twelve months ended December 31, 2003 were approximately four per cent higher than in the same period in 2002, averaging $42.18 per barrel in 2003 compared to $40.54 per barrel in 2002. Although average 2003 WTI prices at US$31.04 per barrel were up 19 per cent compared to 2002, a stronger Canadian dollar offset the majority of this increase. After hedging, the average selling price per barrel was $38.23 in 2003, compared to $39.35 in the prior year. Crude oil hedging losses of approximately $100 million, or $4.10 per barrel, reflect strong US dollar crude oil prices and more volumes hedged compared to the same period in 2002, during which losses of $11 million, or $0.59 per barrel, were reported. Currency hedging gains of approximately $4 million, or $0.15 per barrel compared favorably to losses of $11 million, or $0.60 per barrel in 2002 as a result of the Canadian dollar averaging $0.71 US/Cdn and $0.64 US/Cdn in 2003 and 2002, respectively.

Operating costs

($ millions)	Three Months Ended December 31			Twelve Months Ended December 31		
	2003	2002	Variance	2003	2002	Variance
Production costs and other	$ 118.1	$ 63.1	$ 55.0	$ 412.5	$ 270.8	$ 141.7
Purchased energy	27.4	14.2	13.2	108.1	43.3	64.8
Natural gas hedging	-	(3.9)	3.9	(5.7)	(5.2)	(0.5)
	$ 145.5	$ 73.4	$ 72.1	$ 514.9	$ 308.9	$ 206.0
Sales volumes (MMbbls)	6.3	5.0	1.3	24.4	18.2	6.2
($ per barrel)						
Production costs and other	$ 18.61	$ 12.66	$ 5.95	$ 16.92	$ 14.89	$ 2.03
Purchased energy	4.32	2.85	1.47	4.43	2.38	2.05
Natural gas hedging	-	(0.78)	0.78	(0.23)	(0.28)	0.05
	$ 22.93	$ 14.73	$ 8.20	$ 21.12	$ 16.99	$ 4.13

The extended Coker 8-1 turnaround that occurred in the fourth quarter of 2003 resulted in higher production and purchased energy costs and lower Syncrude production volumes, resulting in operating costs of $22.93 per barrel in the fourth quarter of 2003, an increase of $8.20 per barrel from the comparable quarter in 2002. Turnaround costs of $1.42 per barrel were incurred in the fourth quarter of 2003 for the unplanned coker turnaround, before considering production volume impacts. Comparatively, in the fourth quarter of 2002, Syncrude did not incur any major turnaround costs and produced record production volumes, which resulted in lower per unit operating costs overall.

Purchased energy costs in the fourth quarter of 2003 reflected natural gas prices of $5.27 per gigajoule ("GJ"), compared with $4.98 per GJ in the same quarter of 2002. Higher natural gas prices and higher consumption volumes in the fourth quarter of 2003 explain the majority of the increase in purchased energy costs from 2002.

On a year-to-date basis, operating costs per barrel were $4.13 higher in 2003 than the prior year. Per barrel operating costs were impacted by the decrease in Syncrude production volumes which totaled 77.3 million barrels in 2003 compared to 83.8 million barrels in 2002, with the most significant impact on production volumes a result of the Coker 8-1 turnaround in October. Other production constraints were a result of the unscheduled and extended scheduled maintenance that took place in the first half of 2003. The most significant increase to operating costs was to purchased energy costs, where natural gas prices averaged $6.28 per GJ in 2003, a 66 per cent increase over 2002 prices of $3.79 per GJ.

Non-production costs

Non-production costs of $12 million in the fourth quarter and $38 million year-to-date 2003 increased from the comparable periods in 2002 due to the larger working interest and higher levels of development activity. Non-production expenses relate primarily to Syncrude 21 development expenditures, which include costs incurred to modify, relocate or remove equipment or facilities to support the expansion. In 2003, the Trust also reclassified certain expenses, primarily related to engineering and other costs related to the development of the existing plant facilities, from operating costs to non-production costs to more accurately reflect operating expenses related to current production. Prior year figures have been reclassified.

Crown Royalty expense

Crown royalties expense rose in 2003 as a result of higher gross revenues. As Syncrude is currently undertaking a significant capital program, the Trust expects to pay only the minimum one per cent royalty on its gross revenues for the next few years. A description of the Crown royalty can be found in Note 15 of the audited consolidated financial statements of the Trust for the year ended December 31, 2002.

Interest expense, net

($ millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Interest expense	$ 21.6	$ 12.2	$ 72.0	$ 48.6
Interest income and other	(0.7)	(4.6)	(4.2)	(9.9)
Interest expense, net	$ 20.9	$ 7.6	$ 67.8	$ 38.7

In the fourth quarter of 2003, the Trust chose to net its interest and other income from its interest expense to more accurately reflect the cost of financing its operations. The increase in interest expense primarily reflects the additional debt issued in 2003 by Canadian Oil Sands, as well as the utilization of Canadian Oil Sands' credit facilities that were first drawn upon in March 2003. In April 2003, Canadian Oil Sands issued $150 million medium term notes with an interest rate of 5.75%. Early in August 2003, Canadian Oil Sands issued US$300 million in Senior Notes with an interest rate of 5.8%. During the fourth quarter, the Trust continued to utilize its operating facilities, of which approximately $391 million was drawn at December 31, to fund its 35.49 per cent share of the Syncrude capital expenditures.

Contributing to the increase in interest expense in 2003 compared to 2002 was the lower interest income earned, which primarily relates to the lower average cash balance in 2003 as a result of financing the Trust's share of the Stage 3 capital expenditures.

Depreciation and Depletion

Depreciation and depletion ("D&D") expense for the three and twelve month periods ended December 31, 2003 was approximately $12 million and $40 million higher, respectively, than in the comparable periods in 2002 as a result of the acquisitions of the Syncrude working interests during the year.

Canadian Oil Sands depreciates and depletes its production assets on a unit of production basis. As the upgrader expansion ("UE-1") of the Stage 3 expansion project is not yet complete, Canadian Oil Sands has excluded the associated costs of UE-1 for purposes of calculating its D&D expense. In the fourth quarter of 2003, the other major project of Stage 3, the second mining train at the Aurora mine ("Aurora 2"), was put into operation. As such, the costs of Aurora 2 of approximately $240 million net to the Trust, have been included in the Trust's calculation of the D&D expense in the fourth quarter.

Also included in D&D expense is a future site reclamation provision, which is accrued at a rate of $0.17 per barrel of production. The reclamation provisions for the quarter and year ended December 31, 2003 were approximately $1 million and $4 million, respectively. The current year provisions combined with the liability recorded on the acquisition of the 13.75 per cent working interest resulted in a future site reclamation liability of $58 million at December 31, 2003. Similar to its 21.74 per cent working interest in Syncrude, the Trust will be depositing $0.1322 per barrel of current production related to its 13.75 per cent Syncrude interest into a mining reclamation trust account. As of December 31, amounts are included in the mining reclamation trust balance in the Consolidated Balance Sheet under the heading "Reclamation trust".

Foreign exchange gains

In the fourth quarter of 2003, the Trust recorded a foreign exchange gain of $38 million, compared to a gain of $2 million in the same period in 2002. As required by Canadian generally accepted accounting principles, the Trust's U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period's earnings. The Trust's most significant U.S. denominated monetary balances that give rise to most of the foreign exchange impacts are its U.S. Senior Notes. At December 31, 2003 and 2002, the Trust had US$694 million and US$394 million in U.S. denominated debt, respectively. The stronger Canadian dollar at December 31 compared with September 30 created non-cash foreign exchange gains on the Trust's U.S. denominated senior notes of $40 million and $2 million in the fourth quarters of 2003 and 2002, respectively. The Trust also has U.S. denominated cash, accounts receivable, and interest payable accounts that are revalued at the end of each period. The remaining balance of the foreign exchange gains and losses on the income statement relate to realized foreign exchange gains and losses on the conversion of U.S. dollars to Canadian dollars.

For the years ended December 31, 2003 and 2002, total foreign exchange gains were $135 million and $3 million, respectively, with non-cash foreign exchange gains on the U.S. denominated debt of $147 million and $4 million, respectively.

Income and Large Corporations Tax

Income and Large Corporations Tax ("LCT") expense in the fourth quarter of 2003 reflects the estimated LCT payable by the Trust's operating subsidiary, Canadian Oil Sands Limited ("COSL"). For 2003, Canadian Oil Sands estimates there to be no cash income taxes payable, other than LCT, by the Trust or any of its subsidiaries. The fourth quarter of 2002 included a $3 million cash income tax provision related to one of the Trust's operating subsidiaries that was taxable as a result of not enough capital cost allowance deductions being available. Significant capital costs related to Stage 3 were not deductible because the assets were not considered available for use under the tax regulations.

For the 2003 year, income and LCT expense includes a cash payment of approximately $9 million paid to Canada Customs and Revenue Agency ("CCRA") for a tax liability pertaining to the 2001 income tax return of the Trust. In September 2003, the Trust paid approximately $10 million to CCRA, which included $1 million of interest charges that had accrued on the $9 million tax liability. The interest has been included in interest expense. As disclosed in Note 11 of the December 31, 2003 interim consolidated financial statements, the tax liability was a result of an error in the Trust's 2001 income tax return prepared by the Trust's former tax service provider. The Trust is currently taking action to recover the cash payment from the tax service provider. However, the exact amount of the recovery is not determinable at this time. As such, the potential recovery has been disclosed as a contingent gain with no amounts pertaining to the contingent gain recorded in the Trust's financial statements at December 31, 2003.

Future income tax

As a result of having acquired the 10 per cent working interest in Syncrude from EnCana in February, Canadian Oil Sands recorded a net future income tax liability in the first quarter of 2003. The difference between the accounting basis and tax basis for assets and liabilities is referred to as a temporary difference for purposes of calculating future income taxes. As a result of the acquisition, the future income tax liability Canadian Oil Sands recorded primarily represents the temporary difference between the Trust's subsidiaries' book value of capital assets and tax pools at the substantively enacted tax rates as at December 31, 2003. There was no future income tax impact for the 3.75 per cent acquisition in July as the working interest is held in a partnership and owned by the Trust's subsidiary, Canadian Oil Sands Commercial Trust, which does not record future income taxes because it is a trust.

On a year-to-date basis, Canadian Oil Sands has recorded a non-cash future income tax recovery of $2 million. Included in the $2 million recovery is a future income tax expense of approximately $13 million which reflects the increase in Canadian Oil Sands Limited's future income tax liability as a result of the federal government substantively enacting the phasing out of resource allowance, partially offset by the reduction of corporate tax rates over the next five years. Offsetting this expense was a future income tax recovery of approximately $15 million, which relates primarily to the decrease in the temporary differences in the year. This future income tax liability is not expected to result in higher cash taxes being paid by Canadian Oil Sands Limited in the future.

Dividend on preferred shares of subsidiaries

On October 31, 2002, the preferred shares of the Trust's operating subsidiaries that were held by EnCana were redeemed to align with the termination of the Administrative Services Agreement with EnCana. All accrued and unpaid dividends were paid upon redemption.

Change in accounting policy

Effective the third quarter of 2003, the Trust changed its accounting policy for stock-based compensation. The Trust now is recognizing the compensation expense related to stock options in its financial statements according to the fair value method. Prior to the change in policy, the Trust followed the intrinsic value method and disclosed the impact of the stock options under the fair-value method on a pro forma basis. Under the transitional provisions set out by the CICA, the Trust has chosen to adopt this change retroactively. The impact on opening retained earnings was a decrease of $0.2 million, which represents the stock option expense related to the options granted during 2002. In the current year, the Trust has recorded approximately $0.6 million as compensation expense, included in Administration expenses in the consolidated financial statements. Included in Unitholders' Equity is contributed surplus of $0.8 million, which is a result of recognizing the stock option expense in the financial statements.

Liquidity and Capital Resources

Funds from Operations

During the third quarter of 2003 the Trust revised its funds from operations to include site restoration costs and the net change in deferred items relating to operating activities. In management's opinion, reclassifying these items more accurately reflects the funds generated from operating activities. Funds from operations for the quarter and year ended December 31, 2002 have also been reclassified, and therefore, will differ slightly from funds from operations related to 2002 disclosed in prior periods.

In the three months and twelve months ended December 31, 2003 the Trust generated funds from operations of $45 million, or $0.51 per Trust unit, and $273 million, or $3.43 per Trust unit, respectively. In the same periods in 2002, funds from operations were $112 million, or $1.94 per Trust unit, and $326

million, or $5.71 per Trust unit, respectively. For the quarter, the decrease in funds in 2003 compared to 2002 generated on a per unit basis primarily reflects the lower realized selling prices, lower Syncrude production volumes, and the higher per unit operating costs. The same factors impacted funds from operations on a year-to-date basis in 2003, as well as the $10 million tax payment described previously in this MD&A.

Financing Activities

During the fourth quarter of 2003, the Trust continued to draw on its operating credit facilities to fund its share of Syncrude's capital expenditures. At December 31, 2003 approximately $391 million was drawn on the operating facilities and is included in long-term debt on the Trust's Consolidated Balance Sheet. The Trust currently has $685 million of available bank facilities and lines of credit, which include, in addition to the $225 million operating facility, a $415 million syndicated operating facility, a $20 million bilateral operating facility, and a $25 million line of credit facility. Including letters of credit drawn, approximately $263 million of this total $685 million credit facility remained undrawn at December 31, 2003.

On April 9, 2003, COSL issued $150 million of 5.75% unsecured medium term notes with a five-year maturity under its $750 million Canadian medium term note program. The proceeds of $150 million were used to repay a portion of the acquisition facility drawn to fund the 10 per cent Syncrude acquisition, with the remaining balance repaid in August from the US$300 million Senior Notes proceeds discussed below. When the acquisition facility was fully paid down in August 2003, it converted from a $560 million credit facility to a $225 million operating facility.

In August 2003, COSL issued US$300 million of 5.8% Senior Notes with a 10 year maturity by way of a private placement. Proceeds from the senior notes were used to pay down the outstanding acquisition facility drawn upon for the 13.75 per cent working interest acquisitions in February and July 2003 and to fund Canadian Oil Sands' 35.49 per cent share of Syncrude's capital expenditures.

The costs associated with issuing the $150 million medium term notes and US$300 million Senior Notes were approximately $16 million and were capitalized as deferred financing charges on the Consolidated Balance Sheet. The cash impact of these costs is reflected in the financing activities of the Consolidated Statement of Cash Flows in the net change in deferred items.

On January 15, 2004, COSL issued $20 million of floating rate and $175 million of 3.95% medium term notes. Both issues were for three year terms and are unsecured. As discussed more fully in the Risk Management section of this MD&A, interest rate swap transactions were undertaken to convert the fixed interest rate on the $175 million notes to a floating rate. The debt was used to repay a portion of the

drawn credit facilities and to assist in financing the Trust's share of the Stage 3 capital expenditure program.

During the first half of 2003, the Trust raised approximately $732 million, net of issue costs, of new equity through a public equity offering and a private placement to fund a significant portion of the $1 billion acquisition of the 10 per cent Syncrude interest. In July 2003, the Trust completed another equity financing for net proceeds of $220 million, which were used to finance a portion of the $430 million acquisition of the 3.75 per cent interest in Syncrude.

A significant component of the Trust's financing plan for the Stage 3 Syncrude expansion is the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). The Trust raised approximately $18 million in new equity in the fourth quarter of 2003 under the DRIP. The participation in the DRIP in 2003 has increased from 2002, generating nearly $48 million in new equity in 2003 compared with $33 million in the prior year.

Investing Activities

During the fourth quarter of 2003, the Trust spent $257 million on capital, with approximately 83 per cent relating to Stage 3 expenditures. Capital expenditures in 2003 were $113 million higher than the same quarter in 2002, reflecting the ramp up of spending for Stage 3 and the increased ownership interests in 2003. Of the $257 million in capital expenditures, the additional 13.75 per cent working interest accounted for approximately $100 million.

On a year-to-date basis, the Trust spent $786 million on capital expenditures. Of that total, approximately 88 per cent related to Stage 3 capital expenditures, with substantially all of the remaining 12 per cent spent on sustaining capital. In 2002, $403 million was spent on capital. Cumulatively, the Trust has spent approximately $1.5 billion related to Stage 3 capital expenditures since the project started in 2001. Stage 3 is the most capital intensive expansion plan undertaken by Syncrude and is expected to be completed in 2005.

The most significant investing activity the Trust participated in during 2003 was the purchase of the 13.75 per cent working interest in Syncrude and six per cent gross overriding royalty from EnCana for approximately $1.5 billion, financed with equity and debt as described in the financing activities of this MD&A.

Risk Management

Crude Oil Hedging

The Trust continues to view the risk reduction provided by its crude oil hedging program as a necessary element of its Stage 3 financing plan. The Trust's cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S. Canadian foreign exchange rates. As a result, management will hedge both elements to reduce revenue and cash flow volatility to the Trust. These elements can be hedged separately with US$ WTI crude oil hedges and foreign currency hedges, which are outlined in the Currency Hedging section of the Risk Management discussions in this MD&A, or by combining both elements with Canadian dollar oil price hedging transactions. Canadian Oil Sands uses both strategies and has the following hedge positions outstanding as at January 22, 2004:

Canadian Oil Sands Trust **Crude Oil Hedging Activities**	**January 1 - December 31**	
	Price *($/bbl)*	**Volume** *(bbls/day)*
2004 US$ WTI Hedge Positions (in US$/bbl)	$ 24.74	25,000
2004 C$ WTI Hedge Positions (in C$/bbl)	$ 38.65	14,000
Total volumes hedged		39,000

Natural gas hedging

For the period April 2002 to March 2003, Canadian Oil Sands held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of its share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 operating costs by $6 million compared to $5 million in the prior year. As at January 22, 2004 there were no natural gas hedges in place.

Foreign currency hedging

As at January 22, 2004 Canadian Oil Sands had the following currency hedges outstanding:

Canadian Oil Sands Trust **Exchange Hedging Activities**	31-Dec 2004	31-Dec 2005	31-Dec 2006	31-Dec 2007
U.S. dollars hedged *($ millions)*	$ 92.0	$ 100.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.665	$ 0.664	$ 0.669	$ 0.692

In 1999, Canadian Oil Sands exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. During 2003, gains of $1 million and $5 million in the

fourth quarter and year-to-date, respectively, have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totaling $22 million to 2006 and beyond for net income purposes, but these amounts are included in its funds from operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest rate hedging

Subsequent to year-end, COSL entered into two interest rate swaps for the $175 million 3.95% Canadian medium term notes issued on January 15, 2004 to convert the fixed interest payments to floating rates based on three month bankers' acceptance rates plus a credit spread. The swaps will be recorded as hedges on the Trust's consolidated financial statements in 2004 with any gains or losses related to the swaps being recognized in the period the swaps are settled.

Unrecognized gains and losses

At December 31, 2003 the Trust has an unrecognized loss of approximately $69 million on its crude oil hedges, and approximately $50 million and $5 million of unrecognized gains relating to its foreign currency hedges and interest rate swaps, respectively. These unrecognized amounts are disclosed in Note 9 to the consolidated interim financial statements.

Insurance

Insurance continues to be an important risk management component of the Trust's Stage 3 financing plan as it helps to mitigate the potential loss of the Trust's cash flow from which the capital program commitments are partly funded.

Credit Risk

Crude oil sales revenue credit risk is managed by limiting the exposure to any one customer. Risk is further mitigated as sales revenue receivables are settled in the month following the sale. Canadian Oil Sands mitigates its exposure to credit risk associated with financial instruments, such as commodity swaps and foreign exchange contracts, by selecting counterparties of high credit quality.

Unit Trading Activity

Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at December 31, 2003, approximately 87.2 million Trust units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	Fourth Quarter 2003	December 2003	November 2003	October 2003
Unit price				
High	$45.70	$45.70	$41.55	$39.95
Low	$38.05	$40.80	$38.05	$38.50
Close	$45.69	$45.69	$41.50	$38.72
Volume traded (000's)	9,480	3,266	3,414	2,800
Weighted average number of units outstanding (000's)	86,901	87,195	86,775	86,729

Outlook

Canadian Oil Sands is forecasting annual Syncrude production to range between 82 and 87 million barrels in 2004, or 29 to 31 million barrels net to the Trust based on its 35.49 per cent interest. The upper end of the range reflects minor shutdowns to perform normal maintenance and tie-ins for the Stage 3 expansion, while the low end of this range incorporates the possibility of a turnaround of Coker 8-2 as it nears its normal maintenance cycle.

Canadian Oil Sands has established its 2004 outlook based on annual Syncrude production of 86 million barrels, or 30.5 million barrels net to the Trust. This production assumption, together with the Trust's crude oil and currency exchange forecasts and current hedge positions, results in projected net revenues of approximately $1 billion in 2004. The Trust is projecting operating expenses at approximately $551 million, or $18.07 per barrel, for 2004, assuming a natural gas cost of $5.90 per gigajoule. Non-production development costs are projected at approximately $50 million.

The Trust expects crude oil prices to moderate from their recent highs but to remain relatively strong in 2004. World oil demand is forecast to grow with strengthening economies in key consuming nations, particularly China, while crude oil inventories remain low. In addition to healthy demand and tight inventories, crude oil production from Iraq, Nigeria and Venezuela continues to appear uncertain due to political unrest, and OPEC remains committed to managing production quotas. Within this framework, the Trust is forecasting crude oil prices to average US$27 per barrel WTI in 2004.

The Trust has hedged 39,000 barrels per day, or approximately 46 per cent, of its anticipated share of Syncrude Sweet Blend production in 2004 as part of its Stage 3 financing plan. To reduce the volatility of the currency exposure, the Trust has hedged 14,000 barrels per day of these volumes at an average price of Cdn $38.65 per barrel. The other 25,000 barrels per day are hedged at an average price of US$24.74 per barrel. Using the year-end $US/Cdn currency exchange rate of $0.77, the weighted

average price of our 2004 hedges is US$26.59 WTI. The Trust remains unhedged on its natural gas consumption for 2004 at this time.

In addition to its Canadian dollar crude oil hedges, the Trust has sold forward US$92 million of foreign currency forward contracts for 2004 to hedge exposure to fluctuations in the US/Canadian dollar exchange rate.

The strength of the Canadian dollar has offset the positive effects of high WTI oil prices during 2003. The Trust expects the trend of a strengthening Canadian dollar to peak in 2004 and to then settle closer to historic levels. For 2004, the Trust is forecasting an average currency exchange rate of US$0.76/Cdn.

The Trust expects to record higher pipeline transportation costs and lower prices relative to WTI as more of its production is shipped beyond Edmonton, historically its largest market, in response to the impact of increased volumes of synthetic crude oil in the Edmonton market from growing Alberta oil sands production.

Based on the Trust's forecast for 2004, the following table provides an estimate of the sensitivity of the Trust's cash flow and net income for 2004:

2004 Sensitivity Analysis		Cash Flow Increase		Net Income Increase/(Decrease)	
Variable *	Sensitivity	$ millions	$/Trust unit	$ millions	$/Trust unit
Syncrude operating costs decrease	Cdn $1.00/bbl	31	0.35	31	0.35
Syncrude operating costs decrease	Cdn $50 million	18	0.21	18	0.21
WTI crude oil price increase	US $1.00/bbl	22	0.24	22	0.24
Syncrude production increase	2 million bbls	22	0.25	19	0.22
Canadian dollar weakening	US $0.01/Cdn$	9	0.11	(3)	(0.03)
AECO natural gas price decrease	Cdn $0.50/GJ	11	0.12	11	0.12

* An opposite change in each of these variables will result in the opposite cash flow and net income impacts.

The Trust is estimating its share of Syncrude capital expenditures to total approximately $750 million in 2004, of which about $470 million will be directed to the Stage 3 expansion. Syncrude and its partners are assessing the schedule and cost status for Stage 3 completion. At this time, the project appears to be approximately two months behind schedule, which may be indicative of a longer timeframe for completion, and consequently, higher total project costs. The analysis is expected to be completed in the first half of 2004, following which the Trust will communicate any material updates to the market.

Canadian Oil Sands Trust indenture, under which the Trust was created, provides that no more than 49 per cent of the units of Canadian Oil Sands Trust can be held by non-Canadian residents, and the Trustee may seek to reduce foreign ownership of its units should levels begin to exceed the 49 per cent limitation. At this time, Canadian Oil Sands estimates that approximately 38 per cent of its units are held

by non-Canadian residents with the remaining 62 per cent held by Canadian residents. The Trust will continue to monitor its non-resident ownership levels.

The Trust estimates that 80 to 90 per cent of the distributions paid in 2003 will be taxable as other income, with the remainder classified as tax-deferred return of capital. An estimate for the 2004 tax breakdown is anticipated to be available early in 2004.

Our 2004 guidance document is available on the Trust's Web site at www.cos-trust.com.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
($ thousands, except per unit amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Net Revenues:				
Syncrude Sweet Blend revenues	$ 234,200	$ 205,142	$ 967,884	$ 722,076
Transportation and marketing expense	(11,808)	(1,354)	(35,821)	(6,774)
	222,392	203,788	932,063	715,302
Expenses:				
Operating	145,557	73,354	514,912	308,877
Non-production	11,773	5,345	38,235	19,392
Crown royalties	2,588	2,143	11,936	7,378
Administration	4,501	2,708	9,047	7,355
Insurance	1,926	1,792	7,418	5,812
Interest, net (Note 7)	20,914	7,631	67,832	38,737
Depreciation and depletion	26,693	15,086	94,750	55,091
Foreign exchange gain	(37,555)	(2,321)	(135,165)	(2,956)
Income and Large Corporations Tax	2,728	3,461	17,422	5,413
Future income tax recovery	(12,962)	-	(2,246)	-
Dividends on preferred shares of subsidiaries	-	28	-	275
	166,163	109,227	624,141	445,374
Net income for the period	$ 56,229	$ 94,561	$ 307,922	$ 269,928
Unitholders' equity, beginning of period				
As previously reported	$ 2,063,930	$ 883,505	$ 956,501	$ 804,951
Prior period adjustment	-	-	(244)	(36,886)
As restated	2,063,930	883,505	956,257	768,065
Net income for the period	56,229	94,561	307,922	269,928
Issue of Trust units	17,693	7,278	999,282	33,163
Unitholder distributions	(43,598)	(28,843)	(169,885)	(114,655)
Contributed surplus	157	-	835	-
Unitholders' equity, end of period	$ 2,094,411	$ 956,501	$ 2,094,411	$ 956,501
Weighted average Trust units	86,901	57,546	79,656	57,182
Trust units, end of period	87,195	57,684	87,195	57,684
Net income per Trust unit				
Basic and diluted	$ 0.65	$ 1.64	$ 3.87	$ 4.72

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(unaudited)
($ thousands)

	2003	2002
ASSETS		
Current assets:		
Cash and short-term investments	$ 16,702	$ 229,970
Accounts receivable	116,162	93,444
Inventories	57,351	26,132
Prepaid expenses	4,643	4,547
	194,858	354,093
Capital assets, net	4,022,927	1,470,671
Other assets		
Reclamation trust	16,553	12,878
Deferred financing charges, net	25,520	12,759
	42,073	25,637
	$ 4,259,858	$ 1,850,401
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 245,926	$ 169,279
Unit distribution payable	43,598	28,843
Current portion of other liabilities	665	2,740
	290,189	200,862
Other liabilities	93,636	22,013
Long-term debt	1,437,413	622,283
Future reclamation and site restoration costs	57,565	32,237
Deferred currency hedging gains	21,886	16,505
Future income taxes	264,758	-
	2,165,447	893,900
Unitholders' equity	2,094,411	956,501
	$ 4,259,858	$ 1,850,401

Contingencies (Note 11)

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ thousands)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Cash provided by (used in):				
Operating activities				
Net income	$ 56,229	$ 94,561	$ 307,922	$ 269,928
Items not requiring outlay of cash:				
Depreciation and depletion	25,518	14,239	90,494	51,994
Site restoration provision	1,175	847	4,256	3,097
Amortization	878	215	3,061	874
Foreign exchange on long-term debt	(40,249)	(2,443)	(147,162)	(4,065)
Future income tax recovery	(12,962)	-	(2,246)	-
Stock-based compensation	157	-	591	-
Site restoration costs	(166)	(94)	(1,065)	(1,150)
Net change in deferred items	14,119	4,598	17,000	5,766
Funds from operations	44,699	111,923	272,851	326,444
Change in non-cash working capital	(21,986)	11,489	(51,033)	29,321
	22,713	123,412	221,818	355,765
Financing activities				
Issuance of medium term and senior notes	-	-	571,740	-
Net drawdown of bank credit facilities	240,015	-	390,552	-
Unitholder distributions	(43,598)	(28,843)	(169,885)	(114,655)
Issuance of Trust units	17,693	7,278	999,282	33,163
Redemption of preferred shares	-	(4,400)	-	(4,400)
Net change in deferred items	(35)	-	(16,040)	-
Change in non-cash working capital	234	109	14,755	453
	214,309	(25,856)	1,790,404	(85,439)
Investing activities				
Acquisition of Syncrude working interests	-	-	(1,475,260)	-
Capital expenditures	(257,446)	(144,149)	(785,587)	(403,203)
Reclamation trust	(983)	(737)	(3,675)	(2,559)
Change in non-cash working capital	18,139	16,849	39,032	8,093
	(240,290)	(128,037)	(2,225,490)	(397,669)
Decrease in cash	(3,268)	(30,481)	(213,268)	(127,343)
Cash at beginning of period	19,970	260,451	229,970	357,313
Cash at end of period	$ 16,702	$ 229,970	$ 16,702	$ 229,970
Supplemental Information				
Income and Large Corporations Tax paid	$ 467	$ 350	$ 17,765	$ 1,507
Interest charges paid	$ 15,750	$ 9,236	$ 60,858	$ 50,519

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

(Tabular amounts expressed in thousands of Canadian dollars, except where otherwise noted)

1. ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2002, except for the accounting of stock-based compensation as discussed in Note 6 below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2002.

2. ACQUISITION OF ADDITIONAL WORKING INTERESTS IN SYNCRUDE

a) On February 28, 2003, the Trust closed the acquisition with EnCana Corporation ("EnCana") to purchase an indirect 10 per cent working interest in Syncrude for approximately $1 billion cash, with an effective transaction date of February 1, 2003. At that time, the Trust also obtained an option to purchase, under similar terms and conditions, EnCana's remaining 3.75 per cent interest in Syncrude and a six per cent gross overriding royalty on another 1.25 per cent indirect Syncrude interest in certain leases held by a third party independent oil and gas company. The Trust exercised this option in June 2003.

b) On July 10, 2003, the Trust completed its purchase of EnCana's remaining 3.75 per cent interest in Syncrude and a six per cent gross overriding royalty on certain leases relating to a 1.25 per cent indirect Syncrude interest for approximately $430 million cash, with an effective transaction date of February 1, 2003.

The acquisitions have been accounted for as a purchase of assets in accordance with Canadian generally accepted accounting principles. The Trust has allocated the purchase price, including the working capital adjustments and purchase price adjustments as at December 31, to the assets and liabilities as follows:

Net assets and liabilities assumed	**February acquisition** [1]	**July acquisition** [2]	**Total 2003 acquisitions**
Property, plant and equipment	$ 1,403,860	$ 453,303	$ 1,857,163
Working capital deficiency	(29,892)	(477) [3]	(30,369)
Other liabilities	(44,127)	(16,095)	(60,222)
Future reclamation and site restoration costs	(15,338)	(6,799)	(22,137)
Future income taxes	(267,004)	- [4]	(267,004)
	$ 1,047,499	$ 429,932	$ 1,477,431
Consideration			
Cash	$ 1,040,999	$ 429,932	$ 1,470,931
Costs associated with acquisition	6,500	- [5]	6,500
	$ 1,047,499	$ 429,932	$ 1,477,431

(1) Acquisition of 10 per cent working interest from EnCana, which closed February 28, 2003.

(2) Acquisition of 3.75 per cent working interest and six per cent gross overriding royalty from EnCana, pursuant to the option agreement. The acquisition closed July 10, 2003.

(3) Included in the working capital deficiency is cash acquired of approximately $2.2 million.

(4) There was no future income tax as a result of the 3.75 per cent acquisition as the working interest is held in a partnership, and owned by a trust.

(5) Costs associated with the acquisition were not material as many of the costs were incurred in the 10 per cent working interest acquisition.

Currently, the Trust is in discussions with EnCana over a purchase price adjustment of approximately $33 million regarding the value of the Syncrude pension liability relating to the 10 per cent interest acquisition. A similar adjustment would apply to the 3.75 per cent interest acquisition amounting to approximately $12 million, resulting in the total amount of adjustments for the 13.75 per cent working interest being $45 million, the outcome of which is not determinable at December 31, 2003. If the Trust is successful, the purchase price would be reduced by $45 million, with a corresponding decrease to Property, plant and equipment.

3. BANK CREDIT FACILITIES

During 2003, Canadian Oil Sands amended the size and covenants of its bank credit facilities from the $480 million of credit facilities available at December 31, 2002 to the following:

		Credit facility
Extendible revolving term facility (a)	$	20,000
Line of credit (b)		25,000
Operating credit facility (c)		225,000
Operating credit facility (d)		415,000
	$	685,000

a) The $20 million extendible revolving term facility is a one year bilateral facility with a two year term out. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $25 million line of credit is a one year revolving letter of credit facility. This facility may be extended on an annual basis with the agreement of the bank. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $31 million have been written against the extendible revolving term facility and line of credit as disclosed in Note 10.

c) The $225 million operating facility is an extendible 364-day revolving tranche with a two-year term out. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. Initially, this facility was a $560 million acquisition credit facility used to finance the acquisition of the 10 per cent Syncrude interest and the remaining 3.75 per cent Syncrude interest and gross overriding royalty. It was fully repaid on August 26, 2003, thereby converting to the current $225 million operating facility.

d) The $415 million operating credit facility consists of a $138 million extendible 364-day revolving tranche with a two-year term out, and a $277 million three-year extendible term tranche. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

e) These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its senior debt-to-total book capitalization at an amount less than 0.55 to 1.0, to maintain total debt-to-total book capitalization at an amount less than 0.60 to 1.0, and restrict distributions by way of the trust royalty payments from Canadian Oil Sands Limited ("COSL") if COSL's credit ratings fall below investment grade. The Trust and certain affiliates of COSL which hold working interests in Syncrude guarantee the debt owing under such facilities.

As at December 31, 2003 approximately $391 million of the operating credit facilities was drawn, and is included in long-term debt on the Trust's Consolidated Balance Sheet.

4. LONG-TERM DEBT

a) 5.75% Medium Term Notes

On April 9, 2003, COSL issued $150 million of 5.75% unsecured medium term notes under its $750 million Canadian medium term note program. The notes mature on April 9, 2008. They are unsecured, and rank pari passu with other senior unsecured debt of COSL and are guaranteed by the Trust. Interest is payable on the notes semi-annually on April 9 and October 9.

b) 5.8% Senior Notes

On August 6, 2003, COSL issued US$300 million of 5.8% unsecured Senior Notes in the United States under a private placement exemption. The notes mature on August 15, 2013. They are unsecured, and rank pari passu with other senior unsecured debt of COSL. Interest is payable on the notes semi-annually on February 15 and August 15, with the first interest payment due on February 15, 2004.

5. UNITHOLDERS' EQUITY

In February 2003, the Trust raised $756 million, $732 million net of issue costs, in new equity to finance a significant portion of the $1 billion acquisition of the 10 per cent working interest in Syncrude from EnCana. The equity issue was comprised of a public offering of 12.3 million Trust units for gross proceeds of $431 million, and a private placement with a large U.S. institutional investor of 9.4 million units for gross proceeds of $325 million.

In July 2003 the Trust raised an additional $228 million, $220 million net of issue costs, in new equity to support financing of the $430 million acquisition of the 3.75 percent working interest in Syncrude from EnCana. The equity issue was comprised of a public offering of 5.5 million Trust units for gross proceeds of $193 million, and a private placement with a large Canadian bank of one million units for gross proceeds of $35 million.

During the fourth quarter of 2003, 466,894 Trust units were issued for proceeds of approximately $18 million related to the DRIP under the distribution paid on November 28, 2003. Year-to-date, a total of 1.3 million Trust units were issued for proceeds of nearly $48 million related to the DRIP.

The following table summarizes Trust units that have been issued for cash proceeds:

Date	Net Proceeds per Trust unit	Number of Trust units	Net Proceeds
Balance, January 1, 2003		57,684	$ 708,901
February 28, 2003	$ 33.76	21,854	$ 737,855
May 29, 2003	$ 32.99	269	$ 8,880
July 3, 2003	$ 33.82	6,500	$ 219,841
August 29, 2003	$ 35.65	421	$ 15,013
November 28, 2003	$ 37.89	467	$ 17,693
Balance, December 31, 2003		87,195	$ 1,708,183

6. STOCK-BASED COMPENSATION

In 2002, the Unitholders approved the Trust's unit option and distribution equivalent plan (the "Incentive Plan") and a Senior Employee Purchase Plan (the "Senior Employee Plan") which contemplated the issuance of preferred shares of a subsidiary of the Trust. The full implementation of the plan was conditional on the receipt of acceptable tax opinions or rulings. As Canadian Oil Sands was not able to obtain the tax ruling that it originally sought regarding these plans, the preferred share component of the Incentive Plan was deleted and the Senior Employee Plan was terminated, effective February 19, 2003. Only the provisions regarding the issuance of unit options under the Incentive Plan remain.

In recognition of the change to the original compensation structure offered to its employees and to recognize the contributions of the employees and directors during 2002 and 2003, Canadian Oil Sands paid $0.6 million in 2003 to its employees and directors. In addition to the Incentive Plan, the Board of Directors intends to utilize cash compensation components in the future to reward employees for their contributions to the Trust. On October 2, 2003, the directors elected to not issue any further options to directors and to instead provide purchases of units in the secondary market as part of the directors' annual compensation. Effective October 23, 2003, the directors surrendered all options previously held by them, in exchange for Trust units with a value of approximately $1 million.

As at December 31, 2003, the following options were issued:

Date	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2003	256,000	$ 38.67
Granted	127,900	$ 39.32
Surrendered	(60,000)	$ 39.08
Outstanding at December 31, 2003	323,900	$ 38.85
Exercisable at December 31, 2003	65,330	$ 38.55

The range of exercise prices of the Trust unit options is $34.73 to $40.61.

The fair value of each Trust unit option is estimated on the grant date using the Black-Scholes option-pricing model. The weighted average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Risk-free interest rate (%)	4.07	4.53	4.07	4.60
Expected life (years)	5	5	5	5
Expected volatility (%)	20	27	20	27
Expected distribution per Trust unit ($)	2.00	2.00	2.00	2.00
Fair value per stock option ($)	5.00	6.66	5.00	6.79

The fair value of options granted during the year is approximately $0.6 million (2002- $1.7 million).

Change in accounting policy

During the third quarter, the Trust retroactively adopted the fair value method of accounting for stock-based compensation related to unit options pursuant to new transitional rules for stock-based compensation recently approved by the Canadian Institute of Chartered Accountants. The Trust's prior period financial statements have not been restated. For the twelve months ended December 31, 2003, compensation costs of $0.6 million have been included as Administration expenses in the Trust's net income, with a corresponding increase to contributed surplus included in Unitholders' equity. Stock-based compensation expense of $0.2 million relating to options granted in 2002 has been charged to opening retained earnings with a corresponding increase to contributed surplus.

Previously, Canadian Oil Sands recorded no compensation costs for unit options granted to COSL's employees and directors. Instead, the compensation costs and impact on net income and net income per unit were disclosed on a pro forma basis in the notes to the financial statements.

7. INTEREST EXPENSE, NET

In the fourth quarter of 2003, the Trust reclassified interest and other income from revenues to interest expense on the Consolidated Statement of Income and Unitholders' Equity.

	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Interest expense	$ 21,585	$ 12,236	$ 72,054	$ 48,654
Interest income and other	(671)	(4,605)	(4,222)	(9,917)
Interest expense, net	$ 20,914	$ 7,631	$ 67,832	$ 38,737

8. UNITHOLDER DISTRIBUTIONS

This statement is provided to assist unitholders in reconciling funds from operations to unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS
(unaudited)
($ thousands, except per Trust unit amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Funds from operations	$ 44,699	$ 111,923	$ 272,851	$ 326,444
Add (Deduct):				
Capital expenditures	(257,446)	(144,149)	(785,587)	(403,203)
Non-acquisition financing, net [1]	260,941	33,359	683,542	156,106
Change in non-cash working capital	(3,613)	28,447	2,754	37,867
Reclamation trust funding	(983)	(737)	(3,675)	(2,559)
Unitholder distributions	$ 43,598	$ 28,843	$ 169,885	$ 114,655
Unitholder distributions per Trust unit	**$ 0.50**	**$ 0.50**	**$ 2.00**	**$ 2.00**

[1] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

9. DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' risk management activities at December 31, 2003 are as follows:

	Unrecognized gains (losses)	Fair value
Crude oil	$ (68,603)	$ (67,968)
Foreign currency	49,733	47,497
Interest rates	5,408	5,092
	$ (13,462)	$ (15,379)

10. GUARANTEES

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of payments Canadian Oil Sands may be liable for is $31 million. Canadian Oil Sands accrues a future site reclamation liability, which was $58 million at December 31, 2003.

11. CONTINGENT GAIN

In preparing its 2002 income tax returns, the Trust found that there was an error in the 2001 Trust tax return prepared by the Trust's former service provider, PanCanadian Petroleum Limited ("PanCanadian"). In April of 2003, the Trust disclosed this error to Canada Customs and Revenue Agency ("CCRA") and undertook discussions with CCRA to rectify the incorrect filing. EnCana (successor in interest to PanCanadian) was advised of the error in April and has been in discussions with the Trust regarding the error since that time. In September 2003, CCRA provided their decision regarding the issue, which resulted in the Trust paying approximately $9 million for the tax liability related to the 2001 filing error, and approximately $1 million in interest that had accrued on the liability.

As the Trust believes the tax liability was resultant of an incorrect tax filing by its former tax service provider, the Trust is taking action to recover the $10 million cash payment from EnCana. The amount of the potential cash recovery is not determinable at December 31, 2003, and, therefore, is considered to be a contingent gain. No amounts pertaining to the contingent gain have been recorded in the Trust's financial statements at December 31, 2003.

12. SUBSEQUENT EVENTS

On January 15, 2004, COSL issued $20 million of floating rate unsecured medium term notes as well as $175 million of 3.95% unsecured medium term notes. Both of the floating rate and 3.95% medium term notes mature on January 15, 2007, rank pari passu with other senior unsecured debt of COSL, and are guaranteed by the Trust.

13. RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2003.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Manager, Investor Relations:
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for years ended December 31, 2003 and December 31, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the anticipated completion and cost of the UE-1 construction, the expected production level at Syncrude for 2004, and the resulting oil production per day for the Trust; the expected level of oil and natural gas prices; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the anticipated levels of foreign ownership and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the uncertainty of labour supply and cost, normal risks associated with litigation, general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF RESULTS

As a result of having acquired an additional 10 per cent working interest in the Syncrude Joint Venture in February 2003 and a 3.75 per cent working interest in July 2003, Canadian Oil Sands' 2003 fourth quarter results reflect a 35.49 per cent working interest ownership in Syncrude, compared with a 21.74 per cent working interest in 2002.

Canadian Oil Sands' fourth quarter 2003 results were negatively impacted compared to the same quarter in 2002 primarily as a result of the unplanned turnaround of Coker 8-1, which curtailed production and sales and increased per unit costs in 2003. The Trust reported earnings of $56 million, or $0.65 per Trust unit, and funds from operations of $45 million, or $0.51 per Trust unit, in the fourth quarter of 2003. For the same period in 2002, net income was $95 million, or $1.64 per Trust unit, and funds from operations was $112 million, or $1.94 per Trust unit.

Excluding the impacts of foreign exchange gains and future income taxes, as shown in the earnings table on the following page, the current period's results were substantially lower compared to the same quarter in 2002, despite higher volumes due to a larger working interest. Net income before foreign exchange

and future income tax was $3 million in 2003, compared to $92 million in the same period in 2002. The decline reflects lower Syncrude production volumes, lower realized Canadian dollar selling prices, and higher operating costs, as explained further in this MD&A. In addition, approximately 400,000 barrels of production, although contracted for sale, were not recognized as sold in December of 2003 as the barrels had not reached the customer delivery point.

The following table presents net income before foreign exchange gains and future income taxes as it is management's opinion that net income before these two items more accurately reflects the Trust's operating performance.

(in millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Net income per GAAP	$ 56.2	$ 94.6	$ 307.9	$ 269.9
Deduct:				
Foreign exchange gain on long-term debt	(40.2)	(2.4)	(147.2)	(4.1)
Future income tax recovery	(13.0)	-	(2.2)	-
Net income before foreign exchange and future income taxes	$ 3.0	$ 92.2	$ 158.5	$ 265.8

** The earnings reflected in the above table are a non-GAAP measurement, and therefore are unlikely to be comparable to similar measures presented by other companies or trusts.*

Net Revenues

($ millions)	Three Months Ended December 31			Twelve Months Ended December 31		
	2003	2002	Variance	2003	2002	Variance
Production revenue	$ 257.6	$ 215.2	$ 42.4	$ 1,064.2	$ 743.7	$ 320.5
Transportation and marketing fees	(11.8)	(1.3)	(10.5)	(35.8)	(6.8)	(29.0)
	245.8	213.9	31.9	1,028.4	736.9	291.5
Crude oil hedging losses	(26.2)	(7.4)	(18.8)	(99.9)	(10.7)	(89.2)
Currency hedging gains	2.8	(2.7)	5.5	3.6	(10.9)	14.5
Total hedging losses	(23.4)	(10.1)	(13.3)	(96.3)	(21.6)	(74.7)
Net revenues	$ 222.4	$ 203.8	$ 18.6	$ 932.1	$ 715.3	$ 216.8
Sales volumes (MMbbls)	6.4	5.0	1.4	24.4	18.2	6.2
($ per barrel)						
Production revenue	$ 40.59	$ 43.22	$ (2.63)	$ 43.65	$ 40.91	$ 2.74
Transportation and marketing fees	(1.86)	(0.27)	(1.59)	(1.47)	(0.37)	(1.10)
Realized selling price before hedging losses	38.73	42.95	(4.22)	42.18	40.54	1.64
Crude oil hedging losses	(4.13)	(1.49)	(2.64)	(4.10)	(0.59)	(3.51)
Currency hedging gains	0.44	(0.54)	0.98	0.15	(0.60)	0.75
Total hedging losses	(3.69)	(2.03)	(1.66)	(3.95)	(1.19)	(2.76)
Total realized selling price	$ 35.04	$ 40.92	$ (5.88)	$ 38.23	$ 39.35	$ (1.12)

The Trust has expanded its disclosure of production revenues and is now providing additional information on transportation and marketing fees with these costs showing as a separate expense item on the Consolidated Statement of Income and Unitholders' Equity. In doing so, the Trust has chosen to adopt new accounting rules established by the Canadian Institute of Chartered Accountants ("CICA") in advance of their 2004 effective date. The new rules no longer permit transportation costs to be netted from revenues, which was a common energy industry practice.

Production revenue reflects sales volumes and prices at the point of delivery. Production revenue after deducting transportation and marketing fees reflects the realized selling price at the Syncrude plant gate. Net revenues include the impact of crude oil and currency hedging gains and losses. Historically, the vast majority of the Trust's production was sold at Edmonton, Alberta. With additional synthetic crude oil production coming on stream during 2003, more of the Trust's sales volumes have been sold into the U.S. In the fourth quarter of 2003, approximately 52 per cent of sales volumes were sold into the U.S.

Net revenues in the fourth quarter of 2003 increased by $19 million compared to the same quarter in 2002. Higher revenues attributable to the additional 13.75 per cent working interest of approximately $97 million, were offset by lower Syncrude production, lower realized Canadian dollar prices and crude oil hedging losses.

Although production revenue increased by approximately $42 million in the fourth quarter of 2003 compared to the same quarter in 2002, on a per barrel basis realized selling prices were lower in 2003. Before hedging, the Trust realized $38.73 per barrel, a price approximately 10 per cent lower than in the same quarter in 2002. The U.S. dollar West Texas Intermediate ("WTI") price, which Syncrude Sweet Blend ("SSB") ™ follows closely, increased from US$28.23 per barrel in the fourth quarter of 2002 to US$31.18 per barrel in the fourth quarter of 2003. However, this increase was more than offset by a stronger Canadian dollar exchange rate relative to the U.S. dollar, which resulted in a lower realized Canadian dollar price. In addition, as noted above, more of the Trust's sales volumes have been sold in the U.S, resulting in higher transportation costs in 2003 compared to 2002, on a quarterly and year-to-date basis.

Fourth quarter 2003 sales volumes of 68,990 barrels per day were 27 per cent higher than the same quarter in 2002. Under normal operating conditions and with the higher working interest in 2003, the Trust's total sales volumes were expected to increase by approximately 63 per cent, but Syncrude production, and correspondingly the Trust's sales volumes, was significantly reduced mainly by the unplanned Coker 8-1 turnaround in October and November of 2003. In the fourth quarter of 2003 Syncrude production amounted to 18.8 million barrels compared to record production of 22.9 million barrels in the same quarter of 2002.

Strong WTI oil prices in the fourth quarter of 2003, combined with a larger hedge position than in the fourth quarter of 2002, resulted in crude oil hedging losses of $26 million, or $4.13 per barrel, compared with $7 million, or $1.49 per barrel, in the fourth quarter of 2002. The Trust hedged an average of 48,000 barrels per day at an average price of US$26.58 per barrel in the fourth quarter of 2003, compared with 16,000 barrels a day at an average price of US$24.95 hedged for the same quarter in 2002. WTI oil prices averaged US$31.18 per barrel and US$28.23 per barrel in the fourth quarter of 2003 and 2002, respectively.

Foreign exchange rates averaged $0.76 US/Cdn in the fourth quarter of 2003, compared to $0.64 US/Cdn in the same quarter of 2002, which resulted in currency hedging gains of $3 million, or $0.44 per barrel, compared to $3 million in losses, or $0.54 per barrel, in the comparable quarter in 2002.

For the twelve months ended December 31, 2003 net revenues increased approximately $217 million compared to the same period in 2002, primarily as a result of higher production revenue, partially offset by higher crude oil hedging losses.

Production revenue was higher in 2003 than 2002 as a result of having acquired the additional 10 per cent working interest from EnCana on February 28, 2003 and another 3.75 per cent working interest from EnCana on July 10, 2003. During 2003, Canadian Oil Sands owned an effective Syncrude working interest of approximately 32 per cent, which represents an increase in ownership of approximately 47 per cent compared to the prior year. While the Trust's ownership interest increased 47 per cent, sales volumes increased only 34 per cent, reflecting the impact of the unplanned Coker 8-1 turnaround in October and November, the extended Coker 8-2 turnaround in May, and the first quarter's unscheduled and extended scheduled maintenance work.

Realized selling prices before hedging for the twelve months ended December 31, 2003 were approximately four per cent higher than in the same period in 2002, averaging $42.18 per barrel in 2003 compared to $40.54 per barrel in 2002. Although average 2003 WTI prices at US$31.04 per barrel were up 19 per cent compared to 2002, a stronger Canadian dollar offset the majority of this increase. After hedging, the average selling price per barrel was $38.23 in 2003, compared to $39.35 in the prior year. Crude oil hedging losses of approximately $100 million, or $4.10 per barrel, reflect strong US dollar crude oil prices and more volumes hedged compared to the same period in 2002, during which losses of $11 million, or $0.59 per barrel, were reported. Currency hedging gains of approximately $4 million, or $0.15 per barrel compared favorably to losses of $11 million, or $0.60 per barrel in 2002 as a result of the Canadian dollar averaging $0.71 US/Cdn and $0.64 US/Cdn in 2003 and 2002, respectively.

Operating costs

($ millions)	Three Months Ended December 31			Twelve Months Ended December 31		
	2003	2002	Variance	2003	2002	Variance
Production costs and other	$ 118.1	$ 63.1	$ 55.0	$ 412.5	$ 270.8	$ 141.7
Purchased energy	27.4	14.2	13.2	108.1	43.3	64.8
Natural gas hedging	-	(3.9)	3.9	(5.7)	(5.2)	(0.5)
	$ 145.5	$ 73.4	$ 72.1	$ 514.9	$ 308.9	$ 206.0
Sales volumes (MMbbls)	6.3	5.0	1.3	24.4	18.2	6.2
($ per barrel)						
Production costs and other	$ 18.61	$ 12.66	$ 5.95	$ 16.92	$ 14.89	$ 2.03
Purchased energy	4.32	2.85	1.47	4.43	2.38	2.05
Natural gas hedging	-	(0.78)	0.78	(0.23)	(0.28)	0.05
	$ 22.93	$ 14.73	$ 8.20	$ 21.12	$ 16.99	$ 4.13

The extended Coker 8-1 turnaround that occurred in the fourth quarter of 2003 resulted in higher production and purchased energy costs and lower Syncrude production volumes, resulting in operating costs of $22.93 per barrel in the fourth quarter of 2003, an increase of $8.20 per barrel from the comparable quarter in 2002. Turnaround costs of $1.42 per barrel were incurred in the fourth quarter of 2003 for the unplanned coker turnaround, before considering production volume impacts. Comparatively, in the fourth quarter of 2002, Syncrude did not incur any major turnaround costs and produced record production volumes, which resulted in lower per unit operating costs overall.

Purchased energy costs in the fourth quarter of 2003 reflected natural gas prices of $5.27 per gigajoule ("GJ"), compared with $4.98 per GJ in the same quarter of 2002. Higher natural gas prices and higher consumption volumes in the fourth quarter of 2003 explain the majority of the increase in purchased energy costs from 2002.

On a year-to-date basis, operating costs per barrel were $4.13 higher in 2003 than the prior year. Per barrel operating costs were impacted by the decrease in Syncrude production volumes which totaled 77.3 million barrels in 2003 compared to 83.8 million barrels in 2002, with the most significant impact on production volumes a result of the Coker 8-1 turnaround in October. Other production constraints were a result of the unscheduled and extended scheduled maintenance that took place in the first half of 2003. The most significant increase to operating costs was to purchased energy costs, where natural gas prices averaged $6.28 per GJ in 2003, a 66 per cent increase over 2002 prices of $3.79 per GJ.

Non-production costs

Non-production costs of $12 million in the fourth quarter and $38 million year-to-date 2003 increased from the comparable periods in 2002 due to the larger working interest and higher levels of development activity. Non-production expenses relate primarily to Syncrude 21 development expenditures, which include costs incurred to modify, relocate or remove equipment or facilities to support the expansion. In 2003, the Trust also reclassified certain expenses, primarily related to engineering and other costs related to the development of the existing plant facilities, from operating costs to non-production costs to more accurately reflect operating expenses related to current production. Prior year figures have been reclassified.

Crown Royalty expense

Crown royalties expense rose in 2003 as a result of higher gross revenues. As Syncrude is currently undertaking a significant capital program, the Trust expects to pay only the minimum one per cent royalty on its gross revenues for the next few years. A description of the Crown royalty can be found in Note 15 of the audited consolidated financial statements of the Trust for the year ended December 31, 2002.

Interest expense, net

($ millions)	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Interest expense	$ 21.6	$ 12.2	$ 72.0	$ 48.6
Interest income and other	(0.7)	(4.6)	(4.2)	(9.9)
Interest expense, net	$ 20.9	$ 7.6	$ 67.8	$ 38.7

In the fourth quarter of 2003, the Trust chose to net its interest and other income from its interest expense to more accurately reflect the cost of financing its operations. The increase in interest expense primarily reflects the additional debt issued in 2003 by Canadian Oil Sands, as well as the utilization of Canadian Oil Sands' credit facilities that were first drawn upon in March 2003. In April 2003, Canadian Oil Sands issued $150 million medium term notes with an interest rate of 5.75%. Early in August 2003, Canadian Oil Sands issued US$300 million in Senior Notes with an interest rate of 5.8%. During the fourth quarter, the Trust continued to utilize its operating facilities, of which approximately $391 million was drawn at December 31, to fund its 35.49 per cent share of the Syncrude capital expenditures.

Contributing to the increase in interest expense in 2003 compared to 2002 was the lower interest income earned, which primarily relates to the lower average cash balance in 2003 as a result of financing the Trust's share of the Stage 3 capital expenditures.

Depreciation and Depletion

Depreciation and depletion ("D&D") expense for the three and twelve month periods ended December 31, 2003 was approximately $12 million and $40 million higher, respectively, than in the comparable periods in 2002 as a result of the acquisitions of the Syncrude working interests during the year.

Canadian Oil Sands depreciates and depletes its production assets on a unit of production basis. As the upgrader expansion ("UE-1") of the Stage 3 expansion project is not yet complete, Canadian Oil Sands has excluded the associated costs of UE-1 for purposes of calculating its D&D expense. In the fourth quarter of 2003, the other major project of Stage 3, the second mining train at the Aurora mine ("Aurora 2"), was put into operation. As such, the costs of Aurora 2 of approximately $240 million net to the Trust, have been included in the Trust's calculation of the D&D expense in the fourth quarter.

Also included in D&D expense is a future site reclamation provision, which is accrued at a rate of $0.17 per barrel of production. The reclamation provisions for the quarter and year ended December 31, 2003 were approximately $1 million and $4 million, respectively. The current year provisions combined with the liability recorded on the acquisition of the 13.75 per cent working interest resulted in a future site reclamation liability of $58 million at December 31, 2003. Similar to its 21.74 per cent working interest in Syncrude, the Trust will be depositing $0.1322 per barrel of current production related to its 13.75 per cent Syncrude interest into a mining reclamation trust account. As of December 31, amounts are included in the mining reclamation trust balance in the Consolidated Balance Sheet under the heading "Reclamation trust".

Foreign exchange gains

In the fourth quarter of 2003, the Trust recorded a foreign exchange gain of $38 million, compared to a gain of $2 million in the same period in 2002. As required by Canadian generally accepted accounting principles, the Trust's U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period's earnings. The Trust's most significant U.S. denominated monetary balances that give rise to most of the foreign exchange impacts are its U.S. Senior Notes. At December 31, 2003 and 2002, the Trust had US$694 million and US$394 million in U.S. denominated debt, respectively. The stronger Canadian dollar at December 31 compared with September 30 created non-cash foreign exchange gains on the Trust's U.S. denominated senior notes of $40 million and $2 million in the fourth quarters of 2003 and 2002, respectively. The Trust also has U.S. denominated cash, accounts receivable, and interest payable accounts that are revalued at the end of each period. The remaining balance of the foreign exchange gains and losses on the income statement relate to realized foreign exchange gains and losses on the conversion of U.S. dollars to Canadian dollars.

For the years ended December 31, 2003 and 2002, total foreign exchange gains were $135 million and $3 million, respectively, with non-cash foreign exchange gains on the U.S. denominated debt of $147 million and $4 million, respectively.

Income and Large Corporations Tax

Income and Large Corporations Tax ("LCT") expense in the fourth quarter of 2003 reflects the estimated LCT payable by the Trust's operating subsidiary, Canadian Oil Sands Limited ("COSL"). For 2003, Canadian Oil Sands estimates there to be no cash income taxes payable, other than LCT, by the Trust or any of its subsidiaries. The fourth quarter of 2002 included a $3 million cash income tax provision related to one of the Trust's operating subsidiaries that was taxable as a result of not enough capital cost allowance deductions being available. Significant capital costs related to Stage 3 were not deductible because the assets were not considered available for use under the tax regulations.

For the 2003 year, income and LCT expense includes a cash payment of approximately $9 million paid to Canada Customs and Revenue Agency ("CCRA") for a tax liability pertaining to the 2001 income tax return of the Trust. In September 2003, the Trust paid approximately $10 million to CCRA, which included $1 million of interest charges that had accrued on the $9 million tax liability. The interest has been included in interest expense. As disclosed in Note 11 of the December 31, 2003 interim consolidated financial statements, the tax liability was a result of an error in the Trust's 2001 income tax return prepared by the Trust's former tax service provider. The Trust is currently taking action to recover the cash payment from the tax service provider. However, the exact amount of the recovery is not determinable at this time. As such, the potential recovery has been disclosed as a contingent gain with no amounts pertaining to the contingent gain recorded in the Trust's financial statements at December 31, 2003.

Future income tax

As a result of having acquired the 10 per cent working interest in Syncrude from EnCana in February, Canadian Oil Sands recorded a net future income tax liability in the first quarter of 2003. The difference between the accounting basis and tax basis for assets and liabilities is referred to as a temporary difference for purposes of calculating future income taxes. As a result of the acquisition, the future income tax liability Canadian Oil Sands recorded primarily represents the temporary difference between the Trust's subsidiaries' book value of capital assets and tax pools at the substantively enacted tax rates as at December 31, 2003. There was no future income tax impact for the 3.75 per cent acquisition in July as the working interest is held in a partnership and owned by the Trust's subsidiary, Canadian Oil Sands Commercial Trust, which does not record future income taxes because it is a trust.

On a year-to-date basis, Canadian Oil Sands has recorded a non-cash future income tax recovery of $2 million. Included in the $2 million recovery is a future income tax expense of approximately $13 million which reflects the increase in Canadian Oil Sands Limited's future income tax liability as a result of the federal government substantively enacting the phasing out of resource allowance, partially offset by the reduction of corporate tax rates over the next five years. Offsetting this expense was a future income tax recovery of approximately $15 million, which relates primarily to the decrease in the temporary differences in the year. This future income tax liability is not expected to result in higher cash taxes being paid by Canadian Oil Sands Limited in the future.

Dividend on preferred shares of subsidiaries

On October 31, 2002, the preferred shares of the Trust's operating subsidiaries that were held by EnCana were redeemed to align with the termination of the Administrative Services Agreement with EnCana. All accrued and unpaid dividends were paid upon redemption.

Change in accounting policy

Effective the third quarter of 2003, the Trust changed its accounting policy for stock-based compensation. The Trust now is recognizing the compensation expense related to stock options in its financial statements according to the fair value method. Prior to the change in policy, the Trust followed the intrinsic value method and disclosed the impact of the stock options under the fair-value method on a pro forma basis. Under the transitional provisions set out by the CICA, the Trust has chosen to adopt this change retroactively. The impact on opening retained earnings was a decrease of $0.2 million, which represents the stock option expense related to the options granted during 2002. In the current year, the Trust has recorded approximately $0.6 million as compensation expense, included in Administration expenses in the consolidated financial statements. Included in Unitholders' Equity is contributed surplus of $0.8 million, which is a result of recognizing the stock option expense in the financial statements.

Liquidity and Capital Resources

Funds from Operations

During the third quarter of 2003 the Trust revised its funds from operations to include site restoration costs and the net change in deferred items relating to operating activities. In management's opinion, reclassifying these items more accurately reflects the funds generated from operating activities. Funds from operations for the quarter and year ended December 31, 2002 have also been reclassified, and therefore, will differ slightly from funds from operations related to 2002 disclosed in prior periods.

In the three months and twelve months ended December 31, 2003 the Trust generated funds from operations of $45 million, or $0.51 per Trust unit, and $273 million, or $3.43 per Trust unit, respectively. In the same periods in 2002, funds from operations were $112 million, or $1.94 per Trust unit, and $326

million, or $5.71 per Trust unit, respectively. For the quarter, the decrease in funds in 2003 compared to 2002 generated on a per unit basis primarily reflects the lower realized selling prices, lower Syncrude production volumes, and the higher per unit operating costs. The same factors impacted funds from operations on a year-to-date basis in 2003, as well as the $10 million tax payment described previously in this MD&A.

Financing Activities

During the fourth quarter of 2003, the Trust continued to draw on its operating credit facilities to fund its share of Syncrude's capital expenditures. At December 31, 2003 approximately $391 million was drawn on the operating facilities and is included in long-term debt on the Trust's Consolidated Balance Sheet. The Trust currently has $685 million of available bank facilities and lines of credit, which include, in addition to the $225 million operating facility, a $415 million syndicated operating facility, a $20 million bilateral operating facility, and a $25 million line of credit facility. Including letters of credit drawn, approximately $263 million of this total $685 million credit facility remained undrawn at December 31, 2003.

On April 9, 2003, COSL issued $150 million of 5.75% unsecured medium term notes with a five-year maturity under its $750 million Canadian medium term note program. The proceeds of $150 million were used to repay a portion of the acquisition facility drawn to fund the 10 per cent Syncrude acquisition, with the remaining balance repaid in August from the US$300 million Senior Notes proceeds discussed below. When the acquisition facility was fully paid down in August 2003, it converted from a $560 million credit facility to a $225 million operating facility.

In August 2003, COSL issued US$300 million of 5.8% Senior Notes with a 10 year maturity by way of a private placement. Proceeds from the senior notes were used to pay down the outstanding acquisition facility drawn upon for the 13.75 per cent working interest acquisitions in February and July 2003 and to fund Canadian Oil Sands' 35.49 per cent share of Syncrude's capital expenditures.

The costs associated with issuing the $150 million medium term notes and US$300 million Senior Notes were approximately $16 million and were capitalized as deferred financing charges on the Consolidated Balance Sheet. The cash impact of these costs is reflected in the financing activities of the Consolidated Statement of Cash Flows in the net change in deferred items.

On January 15, 2004, COSL issued $20 million of floating rate and $175 million of 3.95% medium term notes. Both issues were for three year terms and are unsecured. As discussed more fully in the Risk Management section of this MD&A, interest rate swap transactions were undertaken to convert the fixed interest rate on the $175 million notes to a floating rate. The debt was used to repay a portion of the

drawn credit facilities and to assist in financing the Trust's share of the Stage 3 capital expenditure program.

During the first half of 2003, the Trust raised approximately $732 million, net of issue costs, of new equity through a public equity offering and a private placement to fund a significant portion of the $1 billion acquisition of the 10 per cent Syncrude interest. In July 2003, the Trust completed another equity financing for net proceeds of $220 million, which were used to finance a portion of the $430 million acquisition of the 3.75 per cent interest in Syncrude.

A significant component of the Trust's financing plan for the Stage 3 Syncrude expansion is the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"). The Trust raised approximately $18 million in new equity in the fourth quarter of 2003 under the DRIP. The participation in the DRIP in 2003 has increased from 2002, generating nearly $48 million in new equity in 2003 compared with $33 million in the prior year.

Investing Activities

During the fourth quarter of 2003, the Trust spent $257 million on capital, with approximately 83 per cent relating to Stage 3 expenditures. Capital expenditures in 2003 were $113 million higher than the same quarter in 2002, reflecting the ramp up of spending for Stage 3 and the increased ownership interests in 2003. Of the $257 million in capital expenditures, the additional 13.75 per cent working interest accounted for approximately $100 million.

On a year-to-date basis, the Trust spent $786 million on capital expenditures. Of that total, approximately 88 per cent related to Stage 3 capital expenditures, with substantially all of the remaining 12 per cent spent on sustaining capital. In 2002, $403 million was spent on capital. Cumulatively, the Trust has spent approximately $1.5 billion related to Stage 3 capital expenditures since the project started in 2001. Stage 3 is the most capital intensive expansion plan undertaken by Syncrude and is expected to be completed in 2005.

The most significant investing activity the Trust participated in during 2003 was the purchase of the 13.75 per cent working interest in Syncrude and six per cent gross overriding royalty from EnCana for approximately $1.5 billion, financed with equity and debt as described in the financing activities of this MD&A.

Risk Management

Crude Oil Hedging

The Trust continues to view the risk reduction provided by its crude oil hedging program as a necessary element of its Stage 3 financing plan. The Trust's cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S. Canadian foreign exchange rates. As a result, management will hedge both elements to reduce revenue and cash flow volatility to the Trust. These elements can be hedged separately with US$ WTI crude oil hedges and foreign currency hedges, which are outlined in the Currency Hedging section of the Risk Management discussions in this MD&A, or by combining both elements with Canadian dollar oil price hedging transactions. Canadian Oil Sands uses both strategies and has the following hedge positions outstanding as at January 22, 2004:

Canadian Oil Sands Trust **Crude Oil Hedging Activities**	**January 1 - December 31**	
	Price *($/bbl)*	**Volume** *(bbls/day)*
2004 US$ WTI Hedge Positions (in US$/bbl)	$ 24.74	25,000
2004 C$ WTI Hedge Positions (in C$/bbl)	$ 38.65	14,000
Total volumes hedged		39,000

Natural gas hedging

For the period April 2002 to March 2003, Canadian Oil Sands held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of its share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 operating costs by $6 million compared to $5 million in the prior year. As at January 22, 2004 there were no natural gas hedges in place.

Foreign currency hedging

As at January 22, 2004 Canadian Oil Sands had the following currency hedges outstanding:

Canadian Oil Sands Trust **Exchange Hedging Activities**	31-Dec 2004	31-Dec 2005	31-Dec 2006	31-Dec 2007
U.S. dollars hedged *($ millions)*	$ 92.0	$ 100.0	$ 60.0	$ 20.0
Average U.S. dollar exchange rate	$ 0.665	$ 0.664	$ 0.669	$ 0.692

In 1999, Canadian Oil Sands exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. During 2003, gains of $1 million and $5 million in the

fourth quarter and year-to-date, respectively, have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totaling $22 million to 2006 and beyond for net income purposes, but these amounts are included in its funds from operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest rate hedging

Subsequent to year-end, COSL entered into two interest rate swaps for the $175 million 3.95% Canadian medium term notes issued on January 15, 2004 to convert the fixed interest payments to floating rates based on three month bankers' acceptance rates plus a credit spread. The swaps will be recorded as hedges on the Trust's consolidated financial statements in 2004 with any gains or losses related to the swaps being recognized in the period the swaps are settled.

Unrecognized gains and losses

At December 31, 2003 the Trust has an unrecognized loss of approximately $69 million on its crude oil hedges, and approximately $50 million and $5 million of unrecognized gains relating to its foreign currency hedges and interest rate swaps, respectively. These unrecognized amounts are disclosed in Note 9 to the consolidated interim financial statements.

Insurance

Insurance continues to be an important risk management component of the Trust's Stage 3 financing plan as it helps to mitigate the potential loss of the Trust's cash flow from which the capital program commitments are partly funded.

Credit Risk

Crude oil sales revenue credit risk is managed by limiting the exposure to any one customer. Risk is further mitigated as sales revenue receivables are settled in the month following the sale. Canadian Oil Sands mitigates its exposure to credit risk associated with financial instruments, such as commodity swaps and foreign exchange contracts, by selecting counterparties of high credit quality.

Unit Trading Activity

Canadian Oil Sands Trust units trade on the Toronto Stock Exchange under the symbol COS.UN. As at December 31, 2003, approximately 87.2 million Trust units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	Fourth Quarter 2003	December 2003	November 2003	October 2003
Unit price				
High	$45.70	$45.70	$41.55	$39.95
Low	$38.05	$40.80	$38.05	$38.50
Close	$45.69	$45.69	$41.50	$38.72
Volume traded (000's)	9,480	3,266	3,414	2,800
Weighted average number of units outstanding (000's)	86,901	87,195	86,775	86,729

Outlook

Canadian Oil Sands is forecasting annual Syncrude production to range between 82 and 87 million barrels in 2004, or 29 to 31 million barrels net to the Trust based on its 35.49 per cent interest. The upper end of the range reflects minor shutdowns to perform normal maintenance and tie-ins for the Stage 3 expansion, while the low end of this range incorporates the possibility of a turnaround of Coker 8-2 as it nears its normal maintenance cycle.

Canadian Oil Sands has established its 2004 outlook based on annual Syncrude production of 86 million barrels, or 30.5 million barrels net to the Trust. This production assumption, together with the Trust's crude oil and currency exchange forecasts and current hedge positions, results in projected net revenues of approximately $1 billion in 2004. The Trust is projecting operating expenses at approximately $551 million, or $18.07 per barrel, for 2004, assuming a natural gas cost of $5.90 per gigajoule. Non-production development costs are projected at approximately $50 million.

The Trust expects crude oil prices to moderate from their recent highs but to remain relatively strong in 2004. World oil demand is forecast to grow with strengthening economies in key consuming nations, particularly China, while crude oil inventories remain low. In addition to healthy demand and tight inventories, crude oil production from Iraq, Nigeria and Venezuela continues to appear uncertain due to political unrest, and OPEC remains committed to managing production quotas. Within this framework, the Trust is forecasting crude oil prices to average US$27 per barrel WTI in 2004.

The Trust has hedged 39,000 barrels per day, or approximately 46 per cent, of its anticipated share of Syncrude Sweet Blend production in 2004 as part of its Stage 3 financing plan. To reduce the volatility of the currency exposure, the Trust has hedged 14,000 barrels per day of these volumes at an average price of Cdn $38.65 per barrel. The other 25,000 barrels per day are hedged at an average price of US$24.74 per barrel. Using the year-end $US/Cdn currency exchange rate of $0.77, the weighted

average price of our 2004 hedges is US$26.59 WTI. The Trust remains unhedged on its natural gas consumption for 2004 at this time.

In addition to its Canadian dollar crude oil hedges, the Trust has sold forward US$92 million of foreign currency forward contracts for 2004 to hedge exposure to fluctuations in the US/Canadian dollar exchange rate.

The strength of the Canadian dollar has offset the positive effects of high WTI oil prices during 2003. The Trust expects the trend of a strengthening Canadian dollar to peak in 2004 and to then settle closer to historic levels. For 2004, the Trust is forecasting an average currency exchange rate of US$0.76/Cdn.

The Trust expects to record higher pipeline transportation costs and lower prices relative to WTI as more of its production is shipped beyond Edmonton, historically its largest market, in response to the impact of increased volumes of synthetic crude oil in the Edmonton market from growing Alberta oil sands production.

Based on the Trust's forecast for 2004, the following table provides an estimate of the sensitivity of the Trust's cash flow and net income for 2004:

2004 Sensitivity Analysis		Cash Flow Increase		Net Income Increase/(Decrease)	
Variable *	Sensitivity	$ millions	$/Trust unit	$ millions	$/Trust unit
Syncrude operating costs decrease	Cdn $1.00/bbl	31	0.35	31	0.35
Syncrude operating costs decrease	Cdn $50 million	18	0.21	18	0.21
WTI crude oil price increase	US $1.00/bbl	22	0.24	22	0.24
Syncrude production increase	2 million bbls	22	0.25	19	0.22
Canadian dollar weakening	US $0.01/Cdn$	9	0.11	(3)	(0.03)
AECO natural gas price decrease	Cdn $0.50/GJ	11	0.12	11	0.12

* An opposite change in each of these variables will result in the opposite cash flow and net income impacts.

The Trust is estimating its share of Syncrude capital expenditures to total approximately $750 million in 2004, of which about $470 million will be directed to the Stage 3 expansion. Syncrude and its partners are assessing the schedule and cost status for Stage 3 completion. At this time, the project appears to be approximately two months behind schedule, which may be indicative of a longer timeframe for completion, and consequently, higher total project costs. The analysis is expected to be completed in the first half of 2004, following which the Trust will communicate any material updates to the market.

Canadian Oil Sands Trust indenture, under which the Trust was created, provides that no more than 49 per cent of the units of Canadian Oil Sands Trust can be held by non-Canadian residents, and the Trustee may seek to reduce foreign ownership of its units should levels begin to exceed the 49 per cent limitation. At this time, Canadian Oil Sands estimates that approximately 38 per cent of its units are held

by non-Canadian residents with the remaining 62 per cent held by Canadian residents. The Trust will continue to monitor its non-resident ownership levels.

The Trust estimates that 80 to 90 per cent of the distributions paid in 2003 will be taxable as other income, with the remainder classified as tax-deferred return of capital. An estimate for the 2004 tax breakdown is anticipated to be available early in 2004.

Our 2004 guidance document is available on the Trust's Web site at www.cos-trust.com.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY
(unaudited)
($ thousands, except per unit amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	**2002**	**2003**	**2002**
Net Revenues:				
Syncrude Sweet Blend revenues	$ 234,200	$ 205,142	$ 967,884	$ 722,076
Transportation and marketing expense	(11,808)	(1,354)	(35,821)	(6,774)
	222,392	203,788	932,063	715,302
Expenses:				
Operating	145,557	73,354	514,912	308,877
Non-production	11,773	5,345	38,235	19,392
Crown royalties	2,588	2,143	11,936	7,378
Administration	4,501	2,708	9,047	7,355
Insurance	1,926	1,792	7,418	5,812
Interest, net (Note 7)	20,914	7,631	67,832	38,737
Depreciation and depletion	26,693	15,086	94,750	55,091
Foreign exchange gain	(37,555)	(2,321)	(135,165)	(2,956)
Income and Large Corporations Tax	2,728	3,461	17,422	5,413
Future income tax recovery	(12,962)	-	(2,246)	-
Dividends on preferred shares of subsidiaries	-	28	-	275
	166,163	109,227	624,141	445,374
Net income for the period	$ 56,229	$ 94,561	$ 307,922	$ 269,928
Unitholders' equity, beginning of period				
As previously reported	$ 2,063,930	$ 883,505	$ 956,501	$ 804,951
Prior period adjustment	-	-	(244)	(36,886)
As restated	2,063,930	883,505	956,257	768,065
Net income for the period	56,229	94,561	307,922	269,928
Issue of Trust units	17,693	7,278	999,282	33,163
Unitholder distributions	(43,598)	(28,843)	(169,885)	(114,655)
Contributed surplus	157	-	835	-
Unitholders' equity, end of period	$ 2,094,411	$ 956,501	$ 2,094,411	$ 956,501
Weighted average Trust units	86,901	57,546	79,656	57,182
Trust units, end of period	87,195	57,684	87,195	57,684
Net income per Trust unit				
Basic and diluted	$ 0.65	$ 1.64	$ 3.87	$ 4.72

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(unaudited)
($ thousands)

	2003	2002
ASSETS		
Current assets:		
Cash and short-term investments	$ 16,702	$ 229,970
Accounts receivable	116,162	93,444
Inventories	57,351	26,132
Prepaid expenses	4,643	4,547
	194,858	354,093
Capital assets, net	4,022,927	1,470,671
Other assets		
Reclamation trust	16,553	12,878
Deferred financing charges, net	25,520	12,759
	42,073	25,637
	$ 4,259,858	$ 1,850,401
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 245,926	$ 169,279
Unit distribution payable	43,598	28,843
Current portion of other liabilities	665	2,740
	290,189	200,862
Other liabilities	93,636	22,013
Long-term debt	1,437,413	622,283
Future reclamation and site restoration costs	57,565	32,237
Deferred currency hedging gains	21,886	16,505
Future income taxes	264,758	-
	2,165,447	893,900
Unitholders' equity	2,094,411	956,501
	$ 4,259,858	$ 1,850,401

Contingencies (Note 11)

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ thousands)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Cash provided by (used in):				
Operating activities				
Net income	$ 56,229	$ 94,561	$ 307,922	$ 269,928
Items not requiring outlay of cash:				
Depreciation and depletion	25,518	14,239	90,494	51,994
Site restoration provision	1,175	847	4,256	3,097
Amortization	878	215	3,061	874
Foreign exchange on long-term debt	(40,249)	(2,443)	(147,162)	(4,065)
Future income tax recovery	(12,962)	-	(2,246)	-
Stock-based compensation	157	-	591	-
Site restoration costs	(166)	(94)	(1,065)	(1,150)
Net change in deferred items	14,119	4,598	17,000	5,766
Funds from operations	44,699	111,923	272,851	326,444
Change in non-cash working capital	(21,986)	11,489	(51,033)	29,321
	22,713	123,412	221,818	355,765
Financing activities				
Issuance of medium term and senior notes	-	-	571,740	-
Net drawdown of bank credit facilities	240,015	-	390,552	-
Unitholder distributions	(43,598)	(28,843)	(169,885)	(114,655)
Issuance of Trust units	17,693	7,278	999,282	33,163
Redemption of preferred shares	-	(4,400)	-	(4,400)
Net change in deferred items	(35)	-	(16,040)	-
Change in non-cash working capital	234	109	14,755	453
	214,309	(25,856)	1,790,404	(85,439)
Investing activities				
Acquisition of Syncrude working interests	-	-	(1,475,260)	-
Capital expenditures	(257,446)	(144,149)	(785,587)	(403,203)
Reclamation trust	(983)	(737)	(3,675)	(2,559)
Change in non-cash working capital	18,139	16,849	39,032	8,093
	(240,290)	(128,037)	(2,225,490)	(397,669)
Decrease in cash	(3,268)	(30,481)	(213,268)	(127,343)
Cash at beginning of period	19,970	260,451	229,970	357,313
Cash at end of period	$ 16,702	$ 229,970	$ 16,702	$ 229,970
Supplemental Information				
Income and Large Corporations Tax paid	$ 467	$ 350	$ 17,765	$ 1,507
Interest charges paid	$ 15,750	$ 9,236	$ 60,858	$ 50,519

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

(Tabular amounts expressed in thousands of Canadian dollars, except where otherwise noted)

1. ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2002, except for the accounting of stock-based compensation as discussed in Note 6 below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2002.

2. ACQUISITION OF ADDITIONAL WORKING INTERESTS IN SYNCRUDE

a) On February 28, 2003, the Trust closed the acquisition with EnCana Corporation ("EnCana") to purchase an indirect 10 per cent working interest in Syncrude for approximately $1 billion cash, with an effective transaction date of February 1, 2003. At that time, the Trust also obtained an option to purchase, under similar terms and conditions, EnCana's remaining 3.75 per cent interest in Syncrude and a six per cent gross overriding royalty on another 1.25 per cent indirect Syncrude interest in certain leases held by a third party independent oil and gas company. The Trust exercised this option in June 2003.

b) On July 10, 2003, the Trust completed its purchase of EnCana's remaining 3.75 per cent interest in Syncrude and a six per cent gross overriding royalty on certain leases relating to a 1.25 per cent indirect Syncrude interest for approximately $430 million cash, with an effective transaction date of February 1, 2003.

The acquisitions have been accounted for as a purchase of assets in accordance with Canadian generally accepted accounting principles. The Trust has allocated the purchase price, including the working capital adjustments and purchase price adjustments as at December 31, to the assets and liabilities as follows:

Net assets and liabilities assumed	**February acquisition** [1]	**July acquisition** [2]	**Total 2003 acquisitions**
Property, plant and equipment	$ 1,403,860	$ 453,303	$ 1,857,163
Working capital deficiency	(29,892)	(477) [3]	(30,369)
Other liabilities	(44,127)	(16,095)	(60,222)
Future reclamation and site restoration costs	(15,338)	(6,799)	(22,137)
Future income taxes	(267,004)	- [4]	(267,004)
	$ 1,047,499	$ 429,932	$ 1,477,431
Consideration			
Cash	$ 1,040,999	$ 429,932	$ 1,470,931
Costs associated with acquisition	6,500	- [5]	6,500
	$ 1,047,499	$ 429,932	$ 1,477,431

[1] *Acquisition of 10 per cent working interest from EnCana, which closed February 28, 2003.*

[2] *Acquisition of 3.75 per cent working interest and six per cent gross overriding royalty from EnCana, pursuant to the option agreement. The acquisition closed July 10, 2003.*

[3] *Included in the working capital deficiency is cash acquired of approximately $2.2 million.*

[4] *There was no future income tax as a result of the 3.75 per cent acquisition as the working interest is held in a partnership, and owned by a trust.*

[5] *Costs associated with the acquisition were not material as many of the costs were incurred in the 10 per cent working interest acquisition.*

Currently, the Trust is in discussions with EnCana over a purchase price adjustment of approximately $33 million regarding the value of the Syncrude pension liability relating to the 10 per cent interest acquisition. A similar adjustment would apply to the 3.75 per cent interest acquisition amounting to approximately $12 million, resulting in the total amount of adjustments for the 13.75 per cent working interest being $45 million, the outcome of which is not determinable at December 31, 2003. If the Trust is successful, the purchase price would be reduced by $45 million, with a corresponding decrease to Property, plant and equipment.

3. BANK CREDIT FACILITIES

During 2003, Canadian Oil Sands amended the size and covenants of its bank credit facilities from the $480 million of credit facilities available at December 31, 2002 to the following:

		Credit facility
Extendible revolving term facility (a)	$	20,000
Line of credit (b)		25,000
Operating credit facility (c)		225,000
Operating credit facility (d)		415,000
	$	685,000

a) The $20 million extendible revolving term facility is a one year bilateral facility with a two year term out. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

b) The $25 million line of credit is a one year revolving letter of credit facility. This facility may be extended on an annual basis with the agreement of the bank. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $31 million have been written against the extendible revolving term facility and line of credit as disclosed in Note 10.

c) The $225 million operating facility is an extendible 364-day revolving tranche with a two-year term out. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. Initially, this facility was a $560 million acquisition credit facility used to finance the acquisition of the 10 per cent Syncrude interest and the remaining 3.75 per cent Syncrude interest and gross overriding royalty. It was fully repaid on August 26, 2003, thereby converting to the current $225 million operating facility.

d) The $415 million operating credit facility consists of a $138 million extendible 364-day revolving tranche with a two-year term out, and a $277 million three-year extendible term tranche. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

e) These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its senior debt-to-total book capitalization at an amount less than 0.55 to 1.0, to maintain total debt-to-total book capitalization at an amount less than 0.60 to 1.0, and restrict distributions by way of the trust royalty payments from Canadian Oil Sands Limited ("COSL") if COSL's credit ratings fall below investment grade. The Trust and certain affiliates of COSL which hold working interests in Syncrude guarantee the debt owing under such facilities.

As at December 31, 2003 approximately $391 million of the operating credit facilities was drawn, and is included in long-term debt on the Trust's Consolidated Balance Sheet.

4. LONG-TERM DEBT

a) 5.75% Medium Term Notes

On April 9, 2003, COSL issued $150 million of 5.75% unsecured medium term notes under its $750 million Canadian medium term note program. The notes mature on April 9, 2008. They are unsecured, and rank pari passu with other senior unsecured debt of COSL and are guaranteed by the Trust. Interest is payable on the notes semi-annually on April 9 and October 9.

b) 5.8% Senior Notes

On August 6, 2003, COSL issued US$300 million of 5.8% unsecured Senior Notes in the United States under a private placement exemption. The notes mature on August 15, 2013. They are unsecured, and rank pari passu with other senior unsecured debt of COSL. Interest is payable on the notes semi-annually on February 15 and August 15, with the first interest payment due on February 15, 2004.

5. UNITHOLDERS' EQUITY

In February 2003, the Trust raised $756 million, $732 million net of issue costs, in new equity to finance a significant portion of the $1 billion acquisition of the 10 per cent working interest in Syncrude from EnCana. The equity issue was comprised of a public offering of 12.3 million Trust units for gross proceeds of $431 million, and a private placement with a large U.S. institutional investor of 9.4 million units for gross proceeds of $325 million.

In July 2003 the Trust raised an additional $228 million, $220 million net of issue costs, in new equity to support financing of the $430 million acquisition of the 3.75 percent working interest in Syncrude from EnCana. The equity issue was comprised of a public offering of 5.5 million Trust units for gross proceeds of $193 million, and a private placement with a large Canadian bank of one million units for gross proceeds of $35 million.

During the fourth quarter of 2003, 466,894 Trust units were issued for proceeds of approximately $18 million related to the DRIP under the distribution paid on November 28, 2003. Year-to-date, a total of 1.3 million Trust units were issued for proceeds of nearly $48 million related to the DRIP.

The following table summarizes Trust units that have been issued for cash proceeds:

Date	Net Proceeds per Trust unit		Number of Trust units	Net Proceeds	
Balance, January 1, 2003			57,684	$	708,901
February 28, 2003	$	33.76	21,854	$	737,855
May 29, 2003	$	32.99	269	$	8,880
July 3, 2003	$	33.82	6,500	$	219,841
August 29, 2003	$	35.65	421	$	15,013
November 28, 2003	$	37.89	467	$	17,693
Balance, December 31, 2003			87,195	$	1,708,183

6. STOCK-BASED COMPENSATION

In 2002, the Unitholders approved the Trust's unit option and distribution equivalent plan (the "Incentive Plan") and a Senior Employee Purchase Plan (the "Senior Employee Plan") which contemplated the issuance of preferred shares of a subsidiary of the Trust. The full implementation of the plan was conditional on the receipt of acceptable tax opinions or rulings. As Canadian Oil Sands was not able to obtain the tax ruling that it originally sought regarding these plans, the preferred share component of the Incentive Plan was deleted and the Senior Employee Plan was terminated, effective February 19, 2003. Only the provisions regarding the issuance of unit options under the Incentive Plan remain.

In recognition of the change to the original compensation structure offered to its employees and to recognize the contributions of the employees and directors during 2002 and 2003, Canadian Oil Sands paid $0.6 million in 2003 to its employees and directors. In addition to the Incentive Plan, the Board of Directors intends to utilize cash compensation components in the future to reward employees for their contributions to the Trust. On October 2, 2003, the directors elected to not issue any further options to directors and to instead provide purchases of units in the secondary market as part of the directors' annual compensation. Effective October 23, 2003, the directors surrendered all options previously held by them, in exchange for Trust units with a value of approximately $1 million.

As at December 31, 2003, the following options were issued:

Date	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2003	256,000	$ 38.67
Granted	127,900	$ 39.32
Surrendered	(60,000)	$ 39.08
Outstanding at December 31, 2003	323,900	$ 38.85
Exercisable at December 31, 2003	65,330	$ 38.55

The range of exercise prices of the Trust unit options is $34.73 to $40.61.

The fair value of each Trust unit option is estimated on the grant date using the Black-Scholes option-pricing model. The weighted average fair values of the options granted during the various periods and the weighted-average assumptions used in their determination are as noted below:

	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Risk-free interest rate (%)	4.07	4.53	4.07	4.60
Expected life (years)	5	5	5	5
Expected volatility (%)	20	27	20	27
Expected distribution per Trust unit ($)	2.00	2.00	2.00	2.00
Fair value per stock option ($)	5.00	6.66	5.00	6.79

The fair value of options granted during the year is approximately $0.6 million (2002- $1.7 million).

Change in accounting policy

During the third quarter, the Trust retroactively adopted the fair value method of accounting for stock-based compensation related to unit options pursuant to new transitional rules for stock-based compensation recently approved by the Canadian Institute of Chartered Accountants. The Trust's prior period financial statements have not been restated. For the twelve months ended December 31, 2003, compensation costs of $0.6 million have been included as Administration expenses in the Trust's net income, with a corresponding increase to contributed surplus included in Unitholders' equity. Stock-based compensation expense of $0.2 million relating to options granted in 2002 has been charged to opening retained earnings with a corresponding increase to contributed surplus.

Previously, Canadian Oil Sands recorded no compensation costs for unit options granted to COSL's employees and directors. Instead, the compensation costs and impact on net income and net income per unit were disclosed on a pro forma basis in the notes to the financial statements.

7. INTEREST EXPENSE, NET

In the fourth quarter of 2003, the Trust reclassified interest and other income from revenues to interest expense on the Consolidated Statement of Income and Unitholders' Equity.

	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Interest expense	$ 21,585	$ 12,236	$ 72,054	$ 48,654
Interest income and other	(671)	(4,605)	(4,222)	(9,917)
Interest expense, net	$ 20,914	$ 7,631	$ 67,832	$ 38,737

8. UNITHOLDER DISTRIBUTIONS

This statement is provided to assist unitholders in reconciling funds from operations to unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS

(unaudited)

($ thousands, except per Trust unit amounts)

	Three Months Ended December 31		Twelve Months Ended December 31	
	2003	2002	2003	2002
Funds from operations	$ 44,699	$ 111,923	$ 272,851	$ 326,444
Add (Deduct):				
Capital expenditures	(257,446)	(144,149)	(785,587)	(403,203)
Non-acquisition financing, net [(1)]	260,941	33,359	683,542	156,106
Change in non-cash working capital	(3,613)	28,447	2,754	37,867
Reclamation trust funding	(983)	(737)	(3,675)	(2,559)
Unitholder distributions	$ 43,598	$ 28,843	$ 169,885	$ 114,655
Unitholder distributions per Trust unit	**$ 0.50**	**$ 0.50**	**$ 2.00**	**$ 2.00**

(1) *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

9. DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' risk management activities at December 31, 2003 are as follows:

	Unrecognized gains (losses)	Fair value
Crude oil	$ (68,603)	$ (67,968)
Foreign currency	49,733	47,497
Interest rates	5,408	5,092
	$ (13,462)	$ (15,379)

10. GUARANTEES

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of payments Canadian Oil Sands may be liable for is $31 million. Canadian Oil Sands accrues a future site reclamation liability, which was $58 million at December 31, 2003.

11. CONTINGENT GAIN

In preparing its 2002 income tax returns, the Trust found that there was an error in the 2001 Trust tax return prepared by the Trust's former service provider, PanCanadian Petroleum Limited ("PanCanadian"). In April of 2003, the Trust disclosed this error to Canada Customs and Revenue Agency ("CCRA") and undertook discussions with CCRA to rectify the incorrect filing. EnCana (successor in interest to PanCanadian) was advised of the error in April and has been in discussions with the Trust regarding the error since that time. In September 2003, CCRA provided their decision regarding the issue, which resulted in the Trust paying approximately $9 million for the tax liability related to the 2001 filing error, and approximately $1 million in interest that had accrued on the liability.

As the Trust believes the tax liability was resultant of an incorrect tax filing by its former tax service provider, the Trust is taking action to recover the $10 million cash payment from EnCana. The amount of the potential cash recovery is not determinable at December 31, 2003, and, therefore, is considered to be a contingent gain. No amounts pertaining to the contingent gain have been recorded in the Trust's financial statements at December 31, 2003.

12. SUBSEQUENT EVENTS

On January 15, 2004, COSL issued $20 million of floating rate unsecured medium term notes as well as $175 million of 3.95% unsecured medium term notes. Both of the floating rate and 3.95% medium term notes mature on January 15, 2007, rank pari passu with other senior unsecured debt of COSL, and are guaranteed by the Trust.

13. RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2003.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Manager, Investor Relations:
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

CANADIAN OIL SANDS TRUST

Exhibit to Consolidated Financial Statements
For the Three and Twelve Months Ended December 31, 2003

(unaudited)

CONSOLIDATED FINANCIAL RATIOS – MEDIUM TERM NOTES

The following ratios are provided in connection with the continuous offering of medium term notes by Canadian Oil Sands Limited:

Interest Coverage for Canadian Oil Sands Trust

The interest coverage ratio for Canadian Oil Sands Trust for the twelve months ended December 31, 2003 was 6.0 times.

Interest Coverage for Canadian Oil Sands Limited

The interest coverage ratio for Canadian Oil Sands Limited for the twelve months ended December 31, 2003 was 2.8 times.

Canadian Oil Sands Trust
Selected financial results of Canadian Oil Sands Limited
For the periods ending December 31
($ thousands)

	Three Months Ended		Twelve Months Ended	
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Syncrude Sweet Blend Revenue	$ 224,808	$ 215,224	$ 882,905	$ 743,699
Operating income before other expenses [1]	$ 43,415	$ 112,008	$ 277,904	$ 334,957
Net income before Trust Royalties [2]	$ 59,025	$ 98,608	$ 296,213	$ 281,953
Net income	$ 590	$ 757	$ 2,962	$ 2,438

(1) *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, income and Large Corporations tax expense, future income tax expense, dividends on preferred shares, and Trust Royalties.*

(2) *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $46.0 million (2002- $29.9 million), and $133.8 million (2002- $115.7 million) year-to-date.*

(3) *As at December 31, 2003, Canadian Oil Sands Limited held a 31.74 per cent working interest in Syncrude, representing 89 per cent of Canadian Oil Sands Trust's aggregate indirect 35.49 per cent working interest in Syncrude.*

CANADIAN OIL SANDS TRUST

NOTICE OF RECORD DATE

The board of directors of Canadian Oil Sands Limited has fixed the close of business on March 12, 2004 as the record date for the determination of holders of Trust Units in Canadian Oil Sands Trust entitled to receive notice of the annual and special meeting of holders of such Units, to be held at the Telus Convention Centre, Calgary, Alberta on Monday, April 26, 2004.

Canadian Oil Sands Trust, by its manager,
Canadian Oil Sands Limited

Trudy M. Curran
General Counsel and Corporate Secretary

January 27, 2004

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

CANADIAN OIL SANDS TRUST (the "Trust") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 21, 2004 of an aggregate of 102,500 options to acquire units of the Trust, the Trust was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at the City of Calgary this 29th day of January 2004.

CANADIAN OIL SANDS TRUST, by its manager, Canadian Oil Sands Limited

Per: Trudy M. Curran

Trudy M. Curran
General Counsel and Corporate Secretary